Exhibit 99.3

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the consolidated financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the Audit Committee, which is composed of non-executive directors. The Audit Committee meets periodically with management and the auditors to review financial reporting and control matters.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, Canada
February 15, 2012

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REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Goldcorp Inc.

We have audited the accompanying consolidated financial statements of Goldcorp Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010, and January 1, 2010, and the consolidated statements of earnings, comprehensive income, cash flows, and changes in equity for the years ended December 31, 2011 and December 31, 2010, and the notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Goldcorp Inc. and its subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants

February 15, 2012

Vancouver, Canada

GOLDCORP    |    2

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Goldcorp Inc. (“Goldcorp” or “the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of Goldcorp;

ii.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that Goldcorp receipts and expenditures are made only in accordance with authorizations of management and Goldcorp’s directors; and

iii.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Goldcorp assets that could have a material effect on Goldcorp’s consolidated financial statements.

We have excluded from our assessment the internal control over financial reporting at Minera Alumbrera Ltd. (“Alumbrera”) in which we hold a 37.5% interest because we do not have the ability to dictate or modify controls at this entity and we do not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2.2% of total assets, 1.9% of net assets, 10.6% of revenues, 7.9% of earnings from operations and associates and 6.3% of net earnings of Goldcorp, as of and for the year ended December 31, 2011, as disclosed in the Company’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Goldcorp’s internal control over financial reporting as of December 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2011, Goldcorp’s internal control over financial reporting was effective.

The effectiveness of Goldcorp’s internal control over financial reporting, as of December 31, 2011, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2011, as stated in their report which appears on the following page.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, Canada

February 15, 2012

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REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Goldcorp Inc.

We have audited the internal control over financial reporting of Goldcorp Inc. and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Minera Alumbrera Limited (“Alumbrera”), in which the Company holds a 37.5% interest and proportionally consolidates in the accompanying consolidated financial statements, because the Company does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2.2% of total assets, 1.9% of net assets, 10.6% of revenues, 7.9% of earnings from operations and associates and 6.3% of net earnings of the consolidated financial statements as of and for the year ended December 31, 2011. Accordingly, our audit did not include the internal control over financial reporting at Alumbrera. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2011 of the Company and our report dated February 15, 2012 expressed an unqualified opinion on those consolidated financial statements.

Independent Registered Chartered Accountants

February 15, 2012

Vancouver, Canada

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CONSOLIDATED STATEMENTS OF EARNINGS

YEARS ENDED DECEMBER 31

(In millions of United States dollars, except for per share amounts)

	Note	2011	2010
Revenues	19	$5,362	$3,738
Mine operating costs
Production costs	9	(2,042)	(1,476)
Depreciation and depletion	16(a) & 19	(694)	(602)
		(2,736)	(2,078)
Earnings from mine operations		2,626	1,660
Exploration and evaluation costs	16(c)	(61)	(52)
Share of net earnings and losses of associates	17	(98)	(8)
Corporate administration	28(c) & (d)	(229)	(184)
Earnings from operations and associates	19	2,238	1,416
Gains on disposition of securities, net	26(b)(i)	319	1
Impairment of available-for-sale securities	26(b)(ii)	(87)	(2)
Gains (losses) on derivatives, net	26(a)	82	(33)
Gains on dispositions of mining interests, net	8, 12 & 16(g)	-	407
Finance costs	10	(23)	(26)
Other income (expenses)		38	(44)
Earnings from continuing operations before taxes		2,567	1,719
Income taxes	25	(686)	(307)
Net earnings from continuing operations		1,881	1,412
Net earnings from discontinued operations	11 & 16(h)	-	631
Net earnings		$1,881	$2,043
Net earnings from continuing operations attributable to:
Shareholders of Goldcorp Inc.		$1,881	$1,412
Non-controlling interests	30	-	-
		$1,881	$1,412
Net earnings attributable to:
Shareholders of Goldcorp Inc.		$1,881	$2,051
Non-controlling interests	30	-	(8)
		$1,881	$2,043
Net earnings per share from continuing operations	29
Basic		$2.34	$1.92
Diluted		2.18	1.87
Net earnings per share	29
Basic		$2.34	$2.79
Diluted		2.18	2.71

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31

(In millions of United States dollars)

	Note	2011	2010
Net earnings		$1,881	$2,043
Other comprehensive (loss) income, net of tax	26(b)
Mark-to-market (losses) gains on securities		(199)	321
Reclassification adjustment for realized gain on disposition of securities included in net earnings		(294)	-
Reclassification adjustment for impairment losses included in net earnings		76	2
		(417)	323
Total comprehensive income		$1,464	$2,366
Attributable to:
Shareholders of Goldcorp Inc.		$1,464	$2,374
Non-controlling interests	30	-	(8)
		$1,464	$2,366

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31

(In millions of United States dollars)

	Note	2011	2010
Operating Activities
Net earnings from continuing operations		$1,881	$1,412
Adjustments for:
Reclamation expenditures	24	(23)	(16)
Gains on disposition of securities	26(b)(i)	(319)	(1)
Impairment of available-for-sale securities	26(b)(ii)	87	2
Gains on dispositions of mining interests, net	8, 12 & 16(g)	-	(407)
Items not affecting cash
Depreciation and depletion	16(a) & 19	694	602
Share of net earnings and losses of associates	17	98	8
Share-based compensation expense	28(c) & (d)	100	63
Realized gain on share purchase warrants, net	26(a)(ii)	(33)	-
Unrealized (gains) losses on derivatives, net	26(a)	(61)	39
Accretion of reclamation and closure cost obligations	24	14	15
Deferred income tax expense (recovery)	25	213	(57)
Other		41	33
Change in working capital	31	(326)	71
Net cash provided by operating activities of continuing operations		2,366	1,764
Net cash provided by operating activities of discontinued operations	11 & 16(h)	-	16
Investing Activities
Acquisitions, net of cash acquired	31	-	(1,318)
Investment in common shares of Tahoe	16(j)	-	(144)
Expenditures on mining interests	19(i)	(1,677)	(1,171)
Deposits on mining interests expenditures		(101)	(42)
Interest paid	16(b), 19(i) & 23	(17)	(12)
Repayment of capital investment in Pueblo Viejo	16(d)	64	192
Proceeds from dispositions of mining interests, net	8 & 16(g)	-	267
Purchases of securities and other investments	31	(507)	(19)
Proceeds from sales of securities and other investments, net	26(b)(i) & 31	735	-
Income taxes paid on disposition of Silver Wheaton shares		-	(149)
Other	31	(5)	(2)
Net cash used in investing activities of continuing operations		(1,508)	(2,398)
Net cash (used in) provided by investing activities of discontinued operations	11, 16(h) & 31	(58)	310
Financing Activities
Debt borrowings		-	1,120
Debt repayments		-	(1,120)
Common shares issued, net of issue costs	26(a)(ii) & 28(a)	477	96
Dividends paid to shareholders	29	(330)	(154)
Net cash provided by (used in) financing activities of continuing operations		147	(58)
Net cash provided by financing activities of discontinued operations	11 & 16(h)	-	50
Effect of exchange rate changes on cash and cash equivalents		(1)	(3)
Increase (decrease) in cash and cash equivalents		946	(319)
Cash and cash equivalents, beginning of year		556	875
Cash and cash equivalents, end of year	31	$1,502	$556

Supplemental cash flow information (note 31)

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED BALANCE SHEETS

(In millions of United States dollars)

	Note	At December 31 2011	At December 31 2010	At January 1 2010
Assets			(note 7(a))
Current assets
Cash and cash equivalents	31	$1,502	$556	$875
Accounts receivable	26(a)	473	444	279
Inventories and stockpiled ore	13	574	397	349
Notes receivable	14	40	64	-
Asset held for sale	12	-	-	57
Other	15	361	117	95
		2,950	1,578	1,655
Mining interests
Owned by subsidiaries	16	22,673	21,974	16,731
Investments in associates	16 & 17	1,536	1,251	565
	16	24,209	23,225	17,296
Goodwill	20	1,737	1,737	762
Investments in securities	21	207	924	388
Note receivable	14	42	47	-
Deposits on mining interests expenditures		73	6	87
Other	22	156	122	116
Total assets	19	$29,374	$27,639	$20,304
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$619	$567	$392
Income taxes payable		48	224	184
Derivative liabilities	26(a)	65	97	11
Other		39	28	49
		771	916	636
Deferred income taxes	25	5,560	5,424	3,897
Long-term debt	23	737	695	656
Derivative liabilities	26(a)	237	328	303
Provisions	24	375	354	298
Income taxes payable		113	102	48
Other		96	54	40
Total liabilities	19	7,889	7,873	5,878
Equity
Shareholders’ equity
Common shares, stock options and restricted share units		16,992	16,407	13,463
Investment revaluation reserve		43	460	137
Retained earnings		4,237	2,686	775
		21,272	19,553	14,375
Non-controlling interests	30	213	213	51
Total equity		21,485	19,766	14,426
Total liabilities and equity		$29,374	$27,639	$20,304

Commitments and contingencies (notes 7(b), 16(l), 26(d)(i) & (ii), 33 & 34)

Approved by the Board of Directors and authorized for issue on February 15, 2012.

Charles Jeannes, Director	Ian Telfer, Director

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of United States dollars, shares in thousands)

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non-controlling interests	Total
At January 1, 2011	798,374	$16,258	$149	$460	$2,686	$19,553	$213	$19,766
Total comprehensive income
Net earnings	-	-	-	-	1,881	1,881	-	1,881
Other comprehensive loss	-	-	-	(417)	-	(417)	-	(417)
	-	-	-	(417)	1,881	1,464	-	1,464
Shares issued in connection with the exercise of share purchase warrants (note 26(a)(ii))	7,849	372	-	-	-	372	-	372
Stock options exercised and restricted share units vested (notes 28(a) and (b))	3,718	163	(43)	-	-	120	-	120
Share-based compensation expense (note 28(c))	-	-	93	-	-	93	-	93
Dividends (note 29)	-	-	-	-	(330)	(330)	-	(330)
At December 31, 2011	809,941	$16,793	$199	$43	$4,237	$21,272	$213	$21,485

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non-controlling interests	Total
At January 1, 2010	733,557	$13,341	$122	$137	$775	$14,375	$51	$14,426
Total comprehensive income
Net earnings	-	-	-	-	2,051	2,051	(8)	2,043
Other comprehensive income	-	-	-	323	-	323	-	323
	-	-	-	323	2,051	2,374	(8)	2,366
Common shares issued in connection with the acquisition of the Cerro Negro project (note 7(a))	61,059	2,785	-	-	-	2,785	-	2,785
Stock options exercised and restricted share units vested (notes 28(a) and (b))	3,758	132	(36)	-	-	96	-	96
Share-based compensation expense (note 28(c))	-	-	63	-	-	63	-	63
Non-controlling interest in El Morro (note 30)	-	-	-	-	-	-	213	213
Change in ownership (note 30)	-	-	-	-	14	14	(43)	(29)
Dividends (note 29)	-	-	-	-	(154)	(154)	-	(154)
At December 31, 2010	798,374	$16,258	$149	$460	$2,686	$19,553	$213	$19,766

The accompanying notes form an integral part of these consolidated financial statements.

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(In millions of United States dollars, except where noted)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc. is the ultimate parent company of its consolidated group (“Goldcorp” or “the Company”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

At December 31, 2011, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.

The Company’s significant development projects at December 31, 2011 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the Pueblo Viejo gold project (40% interest) in the Dominican Republic (note 34(b)); the El Morro gold/copper project (70% interest) in Chile (note 34(a)); the Noche Buena and Camino Rojo gold/silver projects in Mexico and the Cerro Blanco gold/silver project in Guatemala. The Company also owns a 35.3% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine (“San Dimas”)) in Mexico (note 11(a)), and a 40.6% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal silver project in Guatemala (“Escobal”) (note 8).

2.	BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Statement of Compliance

These consolidated financial statements represent the Company’s first IFRS annual consolidated financial statements and have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board (“IASB”). IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Company adopted IFRS in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of January 1, 2010 and these consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2011, with significant accounting policies as described in note 3.

First-time adoption of IFRS

The Company’s consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The basis of preparation of these consolidated financial statements is different to that of the Company’s prior year consolidated financial statements prepared in accordance with Canadian GAAP due to the Company’s transition to IFRS. The disclosures required by IFRS 1 demonstrating the impact of the transition to IFRS with a transition date of January 1, 2010 on the financial position and financial performance of the Company are provided in note 35. Note 35 includes reconciliations of the Company’s consolidated balance sheets and statements of earnings and comprehensive income as at the date of transition and for the 2010 comparative periods prepared in accordance with Canadian GAAP and as previously reported or revised, to those prepared and reported in these consolidated financial statements in accordance with IFRS.

GOLDCORP    |    10

(In millions of United States dollars, except where noted)

IFRS 1 requires accounting policies under IFRS to be applied retrospectively as of the transition date of January 1, 2010, with certain exemptions which the Company has elected to apply. Elections made by the Company were to:

(i)

not account for business combinations that occurred prior to January 1, 2010 using the principles of IFRS 3 – Business Combinations and instead retain the accounting treatment applied under Canadian GAAP;

(ii)

measure an item of property, plant and equipment at fair value using the written-down carrying amount of the Pamour open pit (included in the carrying amount of the Porcupine mining interests) as measured under Canadian GAAP at December 31, 2008, less subsequent depreciation and depletion, and use that fair value as the deemed cost of the Pamour pit on January 1, 2010;

(iii)	apply the principles of IAS 23 – Borrowing costs (“IAS 23”) for capitalization of borrowing costs incurred prospectively from January 1, 2010;

(iv)

not apply the recognition and measurement principles of IFRIC 1 – Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”) for changes in such liabilities that occurred before January 1, 2010; and instead measure the Company’s reclamation and closure cost obligations in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) as at January 1, 2010, estimating the amounts that would have been included in the costs of the related mining properties when the obligations first arose using a historical discount rate and recalculate the accumulated depreciation and depletion for such assets as at January 1, 2010;

(v)

not re-measure share-based compensation expense relating to stock options and restricted share units granted prior to November 7, 2002, or those granted after November 7, 2002 which have vested prior to January 1, 2010, using the recognition and measurement principles of IFRS 2 – Share-based Payment;

(vi)	recognize the cumulative effect of actuarial gains and losses on defined benefit pension plans in opening retained earnings at January 1, 2010; and

(vii)

recognize the cumulative translation differences resulting from translating the Company’s Canadian operations prior to April 1, 2005, when the Canadian dollar was determined to be the functional currency of the Company’s Canadian operations, in opening retained earnings at January 1, 2010.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

(a)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for derivative assets and liabilities and other financial assets classified as at fair value through profit or loss or available-for-sale which are measured at fair value. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(b)	Currency of presentation

All amounts are expressed in millions of United States (“US”) dollars, unless otherwise stated. References to C$ are to Canadian dollars.

(c)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Subsidiaries are included in the

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(In millions of United States dollars, except where noted)

consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The principal subsidiaries (mine site and operating segments) of Goldcorp and their geographic locations at December 31, 2011 were as follows:

Direct parent company (mine site and operating segment) (note 19)	Location	Ownership interest	Mining properties and development projects owned (note 16)
Red Lake Gold Mines Ontario Partnership (“Red Lake”)	Canada	100%	Red Lake and Campbell Complexes, and Cochenour project
Goldcorp Canada Ltd./Goldcorp Inc. (“Porcupine”)	Canada	100%	Porcupine mines
Goldcorp Canada Ltd./Goldcorp Inc. (“Musselwhite”)	Canada	100%	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Éléonore project
Minera Peñasquito S.A. de C.V. and Camino Rojo S.A. de C.V. (“Peñasquito”)	Mexico	100%	Peñasquito mine, and Camino Rojo (note 7(d)) and Noche Buena projects
Desarrollos Mineros San Luis S.A. de C.V. (“Los Filos”)	Mexico	100%	Los Filos mines
Minas de la Alta Pimeria S.A. de C.V. (“El Sauzal”)	Mexico	100%	El Sauzal mine
Montana Exploradora de Guatemala S.A. (“Marlin”)	Guatemala	100%	Marlin mine (note 34(c))
Entre Mares de Guatemala S.A. (“Cerro Blanco”)	Guatemala	100%	Cerro Blanco project
Oroplata S.A. (“Cerro Negro”)	Argentina	100%	Cerro Negro project (note 7(a))
Wharf Resources (USA) Inc. (“Wharf”)	United States	100%	Wharf mine
Sociedad Contractual Minera El Morro (“El Morro”)	Chile	70%	El Morro project (notes 7(c) & 34(a))

Intercompany transactions and balances between the Company and its subsidiaries are eliminated.

These consolidated financial statements also include the following significant investments in associates (note 3(e)) that are accounted for using the equity method and investments in a jointly controlled entity and jointly controlled assets (note 3(d)) that are proportionately consolidated:

	Location	Ownership interest	Mining properties and development projects owned (note 16)
Associates (note 17)
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40%	Pueblo Viejo project (note 34(b))
Primero Mining Corp.	Mexico	35.3%	San Dimas mines (note 11(a))
Tahoe Resources Inc.	Guatemala	40.6%	Escobal (note 8)
Jointly controlled entity (note 18)
Minera Alumbrera Limited (“Alumbrera”)	Argentina	37.5%	Alumbrera mine
Jointly controlled assets
Marigold Mining Company (“Marigold”)	United States	66.7%	Marigold mine

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries, associates and joint ventures, to conform the significant accounting policies used in their preparation to those used by the Company.

A special purpose entity (“SPE”), as defined by SIC 12 – Consolidation – Special Purpose Entities (“SIC 12”), is consolidated by the Company when the Company controls the SPE. The Company has determined that none of the entities in which it has interests meet the definition of an SPE.

GOLDCORP    |    12

(In millions of United States dollars, except where noted)

(d)	Interests in joint ventures

The Company conducts a portion of its business through joint ventures whereby the joint venture participants are bound by contractual agreements establishing joint control. Joint control exists when unanimous consent of the joint venture participants is required regarding strategic, financial and operating policies of the joint venture.

The Company has interests in two types of joint ventures:

Jointly controlled entity

A jointly controlled entity is a corporation, partnership or other entity in which each joint venture participant holds an interest. A jointly controlled entity controls the assets of the joint venture, earns its own income, and incurs its own liabilities and expenses. The Company has chosen to account for interests in jointly controlled entities using the proportionate consolidation method, whereby the Company’s proportionate interest in the assets, liabilities, revenues and expenses are recognized within each applicable line item of the consolidated financial statements. The Company’s share of results in jointly controlled entities has been and will be recognized in the Company’s consolidated financial statements from the date the Company obtained joint control to the date at which it loses joint control.

Intercompany transactions between the Company and jointly controlled entities are eliminated to the extent of the Company’s interest.

Jointly controlled assets

Jointly controlled assets do not give rise to the establishment of a separate jointly controlled entity but are jointly owned and dedicated to the purposes of the joint venture. With respect to its interest in jointly controlled assets, the Company records its proportionate share of jointly controlled assets, liabilities it has incurred with the other joint venture participant, revenues generated by the jointly controlled assets and expenses incurred by the joint venture. The Company’s share of results in the jointly controlled assets has been and will be recognized in the Company’s consolidated financial statements from the date the Company obtained joint control to the date at which it loses joint control.

Intercompany transactions between the Company and jointly controlled assets are eliminated to the extent of the Company’s interest.

(e)	Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net earnings during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. The Company’s investments in associates are included in mining interests on the Consolidated Balance Sheets.

Intercompany transactions between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated.

13    |    GOLDCORP

(In millions of United States dollars, except where noted)

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating that there is a measurable decrease in the estimated future cash flows of the associate’s operations. When there is objective evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs to sell and value in use. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

(f)	Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Company and its shareholders in the form of dividends, lower costs or other economic benefits. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

(i)	has begun planned principal activities;

(ii)	has employees, intellectual property and other inputs and processes that could be applied to those inputs;

(iii)	is pursuing a plan to produce outputs; and

(iv)	will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their fair values at acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

GOLDCORP    |    14

(In millions of United States dollars, except where noted)

It generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i)	The identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree;

(ii)	The consideration transferred in exchange for an interest in the acquiree;

(iii)	In a business combination achieved in stages, the equity interest in the acquiree previously held by the acquirer; and

(iv)	The resulting goodwill or gain on a bargain purchase.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the fair value of net assets acquired, is recorded as goodwill.

(g)	Discontinued operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resell.

A component of the Company comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

(h)	Assets and liabilities held for sale

A non-current asset or disposal group of assets and liabilities (“disposal group”) is classified as held for sale when it meets the following criteria:

(i)	The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and

(ii)	The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable:

a.	The appropriate level of management must be committed to a plan to sell the asset (or disposal group);

b.	An active program to locate a buyer and complete the plan must have been initiated;

c.	The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;

15    |    GOLDCORP

(In millions of United States dollars, except where noted)

d.	The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and

e.	Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

(i)	Foreign currency translation

The functional and presentation currency of the Company and each of its subsidiaries, associates and joint ventures is the US dollar. Accordingly, the foreign currency transactions and balances of the Company’s subsidiaries, associates and joint ventures are translated as follows: (i) monetary assets and liabilities denominated in currencies other than the US dollar (“foreign currencies”) are translated into US dollars at the exchange rates prevailing at the balance sheet date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; and (iv) income statement items denominated in foreign currencies are translated using the average monthly exchange rates.

Foreign exchange gains and losses are recognized in net earnings and presented in the Consolidated Statements of Earnings in accordance with the nature of the transactions to which the foreign currency gains and losses relate. Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the Consolidated Statements of Cash Flows.

(j)	Revenue recognition

Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer.

Revenues from metal concentrate sales are subject to adjustment upon final settlement of metal prices, weights, and assays as of a date that is typically a few months after the shipment date. The Company records adjustments to revenues monthly based on quoted forward prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement. Accounts receivable for metal concentrate sales are therefore measured at fair value. Refining and treatment charges are netted against revenues from metal concentrate sales.

(k)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares outstanding during the period. For purposes of calculating diluted earnings per share, proceeds from the potential exercise of dilutive stock options, restricted share units and share purchase warrants with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period. In addition, the effect of the Company’s dilutive share purchase warrants includes adjusting the numerator for mark-to-market gains and losses recognized in net earnings during the period for changes in the fair value of the dilutive share purchase warrants. The dilutive effect of the Company’s convertible senior notes is determined by adjusting the numerator for interest expensed during the period, net of tax, and for mark-to-market gains and losses recognized in net earnings during the period for changes in the fair value of the conversion feature of the outstanding notes, and the denominator for the additional weighted average number of common shares on an “if converted” basis as at the beginning of the period.

GOLDCORP    |    16

(In millions of United States dollars, except where noted)

(l)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

(m)	Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are measured at the lower of average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

Ore extracted from the mines is stockpiled and subsequently processed into finished goods (gold and by-products in doré or concentrate form). Costs are included in work-in-process inventory based on current costs incurred up to the point prior to the refining process, including applicable depreciation and depletion of mining interests, and removed at the average cost per recoverable ounce of gold. The average costs of finished goods represent the average costs of work-in-process inventories incurred prior to the refining process, plus applicable refining costs.

The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process at the Peñasquito, Los Filos, Marigold and Wharf mines. Under this method, ore is stacked on leach pads and treated with a chemical solution that dissolves the gold contained within the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. Costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mining interests and refining costs, and removed from heap leach ore inventory as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).

Supplies are measured at average cost. In the event that the net realizable value of the finished product, the production of which the supplies are held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value. Replacement costs of supplies are generally used as the best estimate of net realizable value.

The costs of inventories sold during the period are presented as mine operating costs in the Consolidated Statements of Earnings.

(n)	Mining interests

Mining interests include mining properties and related plant and equipment.

Mining properties

Mining properties are comprised of reserves, resources and exploration potential. The value associated with resources and exploration potential is the value beyond proven and probable reserves.

Resources represent the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within: (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property.

17    |    GOLDCORP

(In millions of United States dollars, except where noted)

Recognition

Capitalized costs of mining properties include the following:

(i)	Costs of acquiring production, development and exploration stage properties in asset acquisitions;

(ii)	Costs attributed to mining properties acquired in business combinations;

(iii)	Expenditures incurred to develop mining properties;

(iv)	Economically recoverable exploration and evaluation expenditures;

(v)	Borrowing costs incurred that are attributable to qualifying mining properties;

(vi)	Certain costs incurred during production, net of proceeds from sales, prior to reaching operating levels intended by management; and

(vii)	Estimates of reclamation and closure costs (note 3(q)).

Acquisitions:

The cost of acquiring a mining property either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Development expenditures:

Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves are capitalized and included in the carrying amount of the related property in the period incurred, when management determines that it is probable that the expenditures will result in a future economic benefit to the Company.

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (“stripping costs”). Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized and included in the carrying amount of the related mining property.

Exploration and evaluation expenditures:

The costs of acquiring rights to explore, exploratory drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contain proven and probable reserves are exploration and evaluation expenditures and are expensed as incurred to the date of establishing that costs incurred are economically recoverable. Exploration and evaluation expenditures incurred subsequent to the establishment of economic recoverability are capitalized and included in the carrying amount of the related mining property.

Management uses the following criteria in its assessments of economic recoverability and probability of future economic benefit:

•	Geology: there is sufficient geologic certainty of converting a mineral deposit into a proven and probable reserve. There is a history of conversion to reserves at operating mines;

•

Scoping or feasibility: there is a scoping study or preliminary feasibility study that demonstrates the additional reserves and resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recover the incremental costs of extraction and production;

•	Accessible facilities: the mineral deposit can be processed economically at accessible mining and processing facilities where applicable;

GOLDCORP    |    18

(In millions of United States dollars, except where noted)

•

Life of mine plans: an overall life of mine plan and economic model to support the economic extraction of reserves and resources exists. A long-term life of mine plan and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body; and

•	Authorizations: operating permits and feasible environmental programs exist or are obtainable.

Prior to capitalizing exploratory drilling, evaluation, development and related costs, management determines that the following conditions have been met:

(i)	It is probable that a future economic benefit will flow to the Company;

(ii)	The Company can obtain the benefit and controls access to it;

(iii)	The transaction or event giving rise to the future economic benefit has already occurred; and

(iv)	Costs incurred can be measured reliably.

Borrowing costs:

Borrowing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (“qualifying assets”) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use. All other borrowing costs are expensed in the period in which they are incurred.

Capitalization of borrowing costs incurred commences on the date the following three conditions are met:

(i)	Expenditures for the qualifying asset are being incurred;

(ii)	Borrowing costs are being incurred; and

(iii)	Activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

Costs incurred during production:

Capitalization of costs incurred ceases when the mining property has reached operating levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Development costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunnelling) costs of production drifts to develop the ore body in the current production cycle.

During the production phase of a mine, stripping costs incurred that provide access to reserves and resources that will be produced in future periods that would not have otherwise been accessible are capitalized. Capitalized stripping costs are amortized based on the estimated recoverable ounces contained in reserves and resources that directly benefit from the stripping activities. Costs for waste removal that do not give rise to future economic benefits are included in mine operating costs in the period in which they are incurred.

Measurement

Mining properties are recorded at cost less accumulated depletion and impairment losses.

Depletion:

The carrying amounts of mining properties are depleted using the unit-of-production method over the estimated recoverable ounces, when operating levels intended by management for the mining properties have been reached. Under this method, depletable costs are multiplied by the number of ounces produced divided by the estimated recoverable ounces contained in proven and probable reserves and a portion of resources.

19    |    GOLDCORP

(In millions of United States dollars, except where noted)

Operating levels as intended by management for a mining property are considered to be reached when operational commissioning of major mine and plant components is complete, operating results are being achieved consistently for a period of time and there are indicators that these operating results will be continued. Other factors include one or more of the following:

(i)	A significant portion of plant/mill capacity has been achieved;

(ii)	A significant portion of available funding is directed towards operating activities;

(iii)	A pre-determined, reasonable period of time has passed; or

(iv)	Significant milestones for the development of the mining property have been achieved.

Management reviews the estimated total recoverable ounces contained in depletable reserves and resources at each financial year end and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable reserves and resources are accounted for prospectively.

Impairment:

At the end of each reporting period, the Company reviews its mining properties and plant and equipment at the cash-generating unit (“CGU”) level to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the relevant CGU is estimated in order to determine the extent of impairment. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company’s CGUs are its significant mine sites, represented by its principal producing mining properties and significant development projects. In certain circumstances, where the recoverable amount of an individual asset can be determined, impairment is performed at the individual asset level.

The recoverable amount of a mine site is the greater of its fair value less costs to sell and value in use. In determining the recoverable amounts of each of the Company’s mine sites, the Company uses the fair value less costs to sell as this will generally be greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs to sell is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. When discounting estimated future after-tax cash flows, the Company uses its after-tax weighted average cost of capital. Estimated cash flows are based on expected future production, metal selling prices, operating costs and non-expansionary capital expenditures, excluding those cash flows arising from future enhancements of the asset. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, goodwill and related deferred income tax balances, net of the mine site reclamation and closure cost provision. In addition, the carrying amounts of the Company’s corporate assets are allocated to the relevant mine sites for impairment purposes. Impairment losses are recognized in net earnings in the period in which they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative carrying amounts of those assets at the date of impairment. Those mine sites which have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously less subsequent depreciation and depletion. Reversals of impairment losses are recognized in net earnings in the period in which the reversals occur.

GOLDCORP    |    20

(In millions of United States dollars, except where noted)

Plant and equipment

Plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Costs capitalized for plant and equipment include borrowing costs incurred that are attributable to qualifying plant and equipment. The carrying amounts of plant and equipment are depreciated using either the straight-line or unit of production method over the shorter of the estimated useful life of the asset or the life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Mill and mill components	life of mine
Underground infrastructure	life of mine
Mobile equipment components	3 to 15 years

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives.

Management reviews the estimated useful lives, residual values and depreciation methods of the Company’s plant and equipment at the end of each financial year and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in net earnings.

(o)	Goodwill

Goodwill typically arises on the Company’s acquisitions due to: (i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; (ii) the potential to increase reserves and resources through exploration activities; and (iii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is not amortized. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a mine site to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the mine site to nil and then to the other assets of the mine site based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should the value recover.

Upon disposal or abandonment of a mine site, the carrying amount of goodwill allocated to that mine site is derecognized and included in the calculation of the gain or loss on disposal or abandonment.

(p)	Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and other income tax deductions. Deferred income tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

21    |    GOLDCORP

(In millions of United States dollars, except where noted)

In a business combination, temporary differences arise as a result of differences in the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred income tax assets and liabilities are recognized for the tax effects of these differences. Deferred income tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the related assets are realized or the liabilities are settled. The measurement of deferred income tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover and settle the carrying amounts of its assets and liabilities, respectively. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period in which the change is substantively enacted.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included in deferred income tax expense or recovery in the Consolidated Statements of Earnings.

Current and deferred income tax expense or recovery are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity in the current or prior periods, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

(q)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i)	The Company has a present obligation (legal or constructive) as a result of a past event;

(ii)	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii)	A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i)

By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii)	As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in finance costs in the Consolidated Statements of Earnings.

Reclamation and closure cost obligations

The Company records a provision for the estimated future costs of reclamation and closure of operating and inactive mines and development projects, which are discounted to net present value using the risk-free interest rate applicable to the future cash outflows. Estimates of future costs represent management’s best estimates which incorporate

GOLDCORP    |    22

(In millions of United States dollars, except where noted)

assumptions on the effects of inflation, movements in foreign exchange rates and the effects of country and other specific risks associated with the related liabilities. The provision for the Company’s reclamation and closure cost obligations is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the Consolidated Statements of Earnings. The provision for reclamation and closure cost obligations is re-measured at the end of each reporting period for changes in estimates and circumstances. Changes in estimates and circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to the risk-free interest rates.

Reclamation and closure cost obligations relating to operating mines and development projects are initially recorded with a corresponding increase to the carrying amounts of related mining properties. Changes to the obligations are also accounted for as changes in the carrying amounts of related mining properties, except where a reduction in the obligation is greater than the capitalized reclamation and closure costs, in which case, the capitalized reclamation and closure costs is reduced to nil and the remaining adjustment is included in production costs in the Consolidated Statements of Earnings. Reclamation and closure cost obligations related to inactive mines are included in production costs in the Consolidated Statements of Earnings on initial recognition and subsequently when re-measured.

(r)	Financial instruments

Measurement – initial recognition

On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Classification and measurement – subsequent to initial recognition

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Classified as at fair value through profit or loss:

Financial assets and liabilities classified as at FVTPL are measured at fair value with changes in fair values recognized in net earnings. Financial assets and liabilities are classified as at FVTPL when: (i) they are acquired or incurred principally for short-term profit taking and/or meet the definition of a derivative (held-for-trading); or (ii) they meet the criteria for being designated as at FVTPL and have been designated as such on initial recognition. A contract to buy or sell non-financial items that can be settled net in cash, which include non-financial items that are readily convertible to cash, that has not been entered into and held for the purpose of receipt or delivery of non-financial items in accordance with the Company’s expected purchase, sale or use meets the definition of a non-financial derivative.

A contract that will or may be settled in the entity’s own equity instruments and is a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is classified as a financial liability as at FVTPL.

Classified as available-for-sale:

A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or as at FVTPL; or (ii) it is designated as available-for-sale on initial recognition. The Company’s investments in marketable securities and equity securities are classified as available-for-sale and are measured at fair value with mark-to-market gains and losses recognized in other comprehensive income (“OCI”) and accumulated in the investment revaluation reserve within equity until the financial assets are derecognized or there is objective evidence that the financial assets are impaired. When available-for-sale investments in marketable securities and equity securities are derecognized, the cumulative mark-to-market gains or losses that had been previously recognized in OCI are

23    |    GOLDCORP

(In millions of United States dollars, except where noted)

reclassified to earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been previously recognized in OCI is reclassified to earnings for the period. Impairment losses previously recognized for available-for-sale investments, except for investments in equity securities, are reversed when the fair values of the investments increase. Reversals of impairment losses are recognized in net earnings in the period in which the reversals occur.

Loans and receivables, held-to-maturity investments, and other financial liabilities:

Financial assets classified as loans, held-to-maturity investments, and receivables and other financial liabilities are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating the effective interest income or interest expense over the term of the financial asset or financial liability, respectively. The interest rate is the rate that exactly discounts estimated future cash receipts or payments throughout the term of the financial instrument to the net carrying amount of the financial asset or financial liability, respectively. When there is objective evidence that an impairment loss on a financial asset measured at amortized cost has been incurred, an impairment loss is recognized in net earnings for the period measured as the difference between the financial asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s effective interest rate at initial recognition.

Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that financial assets are impaired. A financial asset is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows of the financial asset that can be reliably estimated.

Compound instruments

The Company recognizes separately the components of a financial instrument that: (i) creates a financial liability of the Company; and (ii) grants an option to the holder of the instrument to convert it into an equity instrument of the Company (provided the conversion option meets the definition of equity). An option to convert into an equity instrument is classified as a financial liability when either the holder or the issuer of the option has a choice over how it is settled. Transaction costs of a compound instrument are allocated to the components of the instrument in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to the debt component are deducted from the carrying amount of the debt and included in the determination of the effective interest rate used to record interest expense during the period to maturity of the debt. Transaction costs allocated to the derivative liability component are expensed on initial recognition as with all other financial assets and liabilities classified as at FVTPL. Transaction costs allocated to the equity component are deducted from equity as share issue costs.

Until the liability is settled, the fair value of the conversion feature of the Company’s convertible notes, which is classified as a financial liability, is re-measured at the end of each reporting period with changes in fair value recognized in net earnings. The fair value is estimated using an option pricing model based on a discounted cash flow utilizing a discount rate which incorporates an option adjusted credit spread, and the trading price of the notes at the balance sheet date.

(s)	Share-based payments

The fair value of the estimated number of stock options and restricted share units (“RSUs”) awarded to employees, officers and directors that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration in the Consolidated Statements of Earnings over the vesting period of the stock options and RSUs, with a corresponding increase to equity. The fair value of stock options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair

GOLDCORP    |    24

(In millions of United States dollars, except where noted)

value of RSUs is the market value of the underlying shares as of the date of grant. Stock options and RSUs with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

Performance share units (“PSUs”) awarded to eligible executives are settled in cash. The fair value of the estimated number of PSUs awarded that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration in the Consolidated Statements of Earnings over the vesting period of the PSUs, with a corresponding amount recorded as a liability. Until the liability is settled, the fair value of the PSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period. The fair value of PSUs is estimated using a binomial model to determine the expected market value of the underlying Goldcorp shares on settlement date, multiplied by the expected target settlement percentage.

(t)	Non-controlling interests

Non-controlling interests in the Company’s less than wholly-owned subsidiaries are classified as a separate component of equity. On initial recognition, non-controlling interests are measured at their proportionate share of the acquisition date fair value of identifiable net assets of the related subsidiary acquired by the Company. Subsequent to the acquisition date, adjustments are made to the carrying amount of non-controlling interests for the non-controlling interests’ share of changes to the subsidiary’s equity. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to shareholders of the Company.

4.	CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective January 1, 2012

Financial instruments disclosure

In October 2010, the IASB issued amendments to IFRS 7 – Financial Instruments: Disclosures that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Income taxes

In December 2010, the IASB issued an amendment to IAS 12 – Income Taxes which provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Accounting standards effective January 1, 2013

Consolidation

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after

25    |    GOLDCORP

(In millions of United States dollars, except where noted)

January 1, 2013, with earlier application permitted. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

The Company does not anticipate the application of IFRS 10 and IFRS 12 to have a significant impact on its consolidated financial statements.

Joint arrangements

In May 2011, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”), which supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

The Company has undertaken a preliminary assessment of the impact that IFRS 11 is expected to have on its consolidated financial statements. As a result of the application of IFRS 11, the Company anticipates that its 37.5% interest in Alumbrera, which is currently proportionately consolidated in the Company’s consolidated financial statements, will be required to be accounted for using the equity method and the Company’s share of net earnings and net assets will be separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. For the year ended December 31, 2011, the net effect of accounting for Alumbrera using the equity method would be to remove the Company’s share of revenues and expenses of Alumbrera and increase Goldcorp’s share of earnings of equity investees by $118 million with no impact to net earnings (note 18).

The impact on the consolidated balance sheet for the year ended December 31, 2011 would be a net decrease to mining interests of $24 million and a decrease to other assets and total liabilities of $208 million and $232 million, respectively. Using the equity method to account for the Company’s share of Alumbrera’s operating, financing and investing cash flows would result in a decrease to operating cash flows of $74 million (net of distributions of $150 million which are not return of capital distributions) and an increase to investing activities of $82 million (note 18).

Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB with the US Financial Accounting Standards Board to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 – Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

The Company does not anticipate the application of IFRS 13 to have a significant impact on its consolidated financial statements.

GOLDCORP    |    26

(In millions of United States dollars, except where noted)

Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Employee benefits

In June 2011, the IASB issued amendments to IAS 19 – Employee Benefits (“IAS 19”) that introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer or recognize in full in profit or loss actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.

In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact on the classification of liabilities associated with those benefits.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company does not anticipate the amendments to IAS 19 to have a significant impact on its consolidated financial statements.

Stripping costs in the production phase of a surface mine

In October 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted and includes guidance on transition for pre-existing stripping assets.

The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Accounting standards effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

27    |    GOLDCORP

(In millions of United States dollars, except where noted)

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

5.	CRITICAL JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations (note 6), that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(a)	Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors (note 3(n)) in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the periods presented in these audited consolidated financial statements have been impacted by management’s determination that its Peñasquito mine reached the operating levels intended by management on September 1, 2010.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

(c)	Functional currency

The functional currency for each of the Company’s subsidiaries, joint ventures and investments in associates, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(d)	Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business.

6.	KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

GOLDCORP    |    28

(In millions of United States dollars, except where noted)

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment of mining interests and goodwill

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests and goodwill are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

In determining the recoverable amounts of the Company’s mining interests and goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests and/or goodwill.

At December 31, 2011, the Company recognized an impairment expense of $65 million for the Company’s equity investment in Primero due to a prolonged and significant decline in share price (note 17).

At December 31, 2011, the carrying amounts of the Company’s mining interests and goodwill were $24,209 million and $1,737 million, respectively (notes 16 & 20).

(b)	Mine operating costs

In determining mine operating costs recognized in the Consolidated Statements of Earnings, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

At December 31, 2011, the carrying amount of current and non-current inventories was $655 million (note 13).

(c)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(d)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property (“life of mine strip ratio”). Changes in estimated life of mine strip ratios can result in a change to the future capitalization of stripping costs incurred.

At December 31, 2011, the carrying amount of stripping costs capitalized was $90 million.

29    |    GOLDCORP

(In millions of United States dollars, except where noted)

(e)	Fair values of assets and liabilities acquired in business combinations

In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired including the associated deferred income taxes and resulting goodwill may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair value as of the acquisition date requires management to make certain judgements and estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

In determining the amount for goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the acquired business based on estimates of future revenues, expected conversions of resources to reserves, future production costs and capital expenditures, based on a life of mine plan. To estimate the fair value of the exploration potential, a market approach is used which evaluates recent comparable gold property transactions. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

(f)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(g)	Recoverability of notes receivable

In determining whether the Company’s notes receivable from Primero (the “Primero Notes”) are recoverable, management makes estimates of the future cash flows of Primero. Reductions in estimates of future cash flows of Primero can result in a write-down of the carrying amounts of the Primero Notes.

At December 31, 2011, the carrying amounts of the Primero 5-year promissory note (the “Primero 5-year Promissory Note”) and debt component of the 1-year convertible promissory note receivable from Primero (the “Primero Convertible Note”) were $56 million and $31 million, respectively, which include $5 million of accrued interest included in other current assets (note 14).

As part of the impairment assessment performed for the Company’s equity interest in Primero (note 17), the Company performed an assessment of recoverability of the Primero Notes based on projected future cash flows for the next five years. The Company determined there was no evidence of impairment of the Primero Notes at December 31, 2011.

(h)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the

GOLDCORP    |    30

(In millions of United States dollars, except where noted)

applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. At December 31, 2011, the carrying amount of the Company’s provision for reclamation and closure cost obligations was $395 million (undiscounted amount – $1,354 million) (note 24).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

(i)	Guarantee of minimum cumulative silver ounces sold by Primero to Silver Wheaton

The Company recognizes a provision for the estimated payment for shortfall ounces on October 15, 2031 (calculated as $0.50 per estimated shortfall ounce) with respect to the guarantee it has provided to Silver Wheaton Corporation (“Silver Wheaton”) of the 215 million minimum cumulative ounces of silver to be produced by Primero at San Dimas and sold to Silver Wheaton at the agreed fixed price per ounce by October 15, 2031 (note 11(a)). The production of silver at San Dimas is not within the Company’s control. The provision is re-measured at the end of each reporting period to reflect changes in estimates of future production at San Dimas based on budget and forecast information obtained from Primero.

At December 31, 2011, the amount recognized as a liability for the Company’s guarantee to Silver Wheaton was $7 million.

(j)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

7.	ACQUISITIONS OF MINING INTERESTS

(a)	Andean Resources Limited

On December 29, 2010, the Company acquired all of the outstanding shares of Andean Resources Limited (“Andean”) for total consideration amounting to C$3.6 billion ($3.6 billion), comprising 61.1 million in common shares of Goldcorp and C$767 million ($766 million) in cash. The transaction was accounted for as a business combination with Goldcorp as the acquirer.

Andean’s principal mining property was the 100% indirectly owned Cerro Negro project, an advanced-stage, high-grade vein system located in the Santa Cruz province of Argentina. The land position comprises 215 square kilometres with numerous high-grade gold and silver veins and is expected to benefit the Company’s already strong organic growth pipeline. The Cerro Negro project has been classified as a separate reportable operating segment (notes 16 & 19).

Total consideration paid of $3,551 million was calculated as follows:

Purchase price:
Cash	$766
61.1 million common shares issued	2,785
$3,551

31    |    GOLDCORP

(In millions of United States dollars, except where noted)

In finalizing the purchase price allocation during the fourth quarter of 2011, the Company adjusted the preliminary purchase price allocation as described below:

Net assets acquired:	Preliminary	Adjustments	Final
Cash and cash equivalents	$246	$-	$246
Other current assets	19	2	21
Mining interests	5,057	(1,525)	3,532
Goodwill	-	975	975
Current liabilities	(33)	(6)	(39)
Provision for reclamation and closure cost obligations	(1)	-	(1)
Deferred income tax liabilities	(1,737)	554	(1,183)
	$3,551	$-	$3,551

As a result of reflecting the final purchase price adjustments retrospectively, the Consolidated Balance Sheet as at December 31, 2010 has been revised in these financial statements.

The acquisition cost has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The Company used an income approach (net present value of expected future cash flows) to determine the fair value of the reserves and resources. The Company’s estimate of expected future cash flows is based on an estimated life of mine plan including projected future revenues, production costs, capital expenditures and expected conversions of resources to reserves. To estimate the fair value of the exploration potential, a market approach was used which evaluated recent comparable gold property transactions.

Goodwill has been primarily recognized as a result of the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed.

The net loss of Andean during the year ended December 31, 2011 was $3 million (period from acquisition date of December 29, 2010 to December 31, 2010 – $nil). The impact to net earnings of the Company for the year ended December 31, 2010, had the acquisition occurred on January 1, 2010, would be negligible. Total transaction costs incurred relating to the acquisition and included in other expenses in the Consolidated Statement of Earnings for the year ended December 31, 2010 amounted to $20 million.

(b)	Agua Rica

On August 31, 2011, the Company and Xstrata Queensland Limited (“Xstrata Queensland”) signed a definitive agreement with Yamana Gold Inc. (“Yamana”) whereby Minera Alumbrera Limited Sucursal Argentina (“Alumbrera SA”), an entity which the Company jointly controls with Xstrata Queensland and Yamana, was granted an exclusive four-year option to acquire Yamana’s interest in the Agua Rica project located 35 kilometres southeast of the Alumbrera mine in Argentina in exchange for payments over the four-year option period from the Company and Xstrata Queensland totalling $110 million. During the four-year option period, Alumbrera SA will manage the Agua Rica project and fund a feasibility study and all development costs. In addition to the $110 million payments from the Company and Xstrata Queensland, Yamana will receive $150 million upon an approval to proceed with construction and on exercise of the option to acquire the Agua Rica project and an additional $50 million on commissioning. Yamana will also be entitled to receive 65% of the payable gold produced from Agua Rica to a maximum of 2.3 million ounces. In accordance with the terms of the option agreement, the Company and Xstrata Queensland have made cumulative payments amounting to $30 million ($13 million – Goldcorp’s share).

The mining interest acquired has been assigned to and included in the Company’s Alumbrera reportable operating segment (notes 16, 18 & 19).

GOLDCORP    |    32

(In millions of United States dollars, except where noted)

(c)	Acquisition of 70% interest in Sociedad Contractual Minera El Morro

On February 16, 2010, the Company acquired Xstrata Copper Chile S.A.’s (“Xstrata Copper”) 70% interest in Sociedad Contractual Minera El Morro (“SCM”), the owner of the El Morro project, and associated loan receivable balances held by Xstrata Copper from a subsidiary of New Gold Inc. (“New Gold”) in exchange for total consideration of $513 million in cash. The New Gold subsidiary had completed its acquisition of Xstrata Copper’s 70% interest in SCM and associated loan receivable balances on February 16, 2010, just prior to the acquisition by the Company, pursuant to the exercise of its right of first refusal on January 7, 2010. The right of first refusal came into effect on October 12, 2009 when Barrick Gold Corporation (“Barrick”) entered into an agreement with Xstrata Copper to acquire Xstrata Copper’s 70% interest in SCM. Goldcorp now holds a 70% interest in the El Morro project with the remaining 30% held by New Gold (note 34(a)). The El Morro project is an advanced gold/copper project in northern Chile and is expected to benefit the Company’s already strong organic growth pipeline.

Goldcorp, as the project operator has agreed to fund, through interest bearing loans, New Gold’s share of development and construction costs until intended operating levels are achieved. The amounts outstanding will be repaid to the Company during the production period of the El Morro project. The acquisition of the 70% interest in SCM and loan receivable balances held by Xstrata Copper has been accounted for as a business combination, with Goldcorp as the acquirer. The El Morro project has been classified as a separate reportable operating segment in these consolidated financial statements (notes 16 & 19).

The final allocation of the purchase price was as follows:

Purchase price:
Cash	$513
Net assets acquired:
Cash and cash equivalents	1
Mining interests	1,146
Current liabilities	(1)
Deferred income tax liabilities	(419)
Other non-current liabilities	(1)
Non-controlling interest	(213)
$513

The amount assigned to non-controlling interest represents New Gold’s 30% interest in SCM which was measured as New Gold’s proportionate share of the fair value of SCM’s identifiable net assets at the date of acquisition (note 30).

Total transaction costs incurred relating to the acquisition and included in other expenses during the year ended December 31, 2010 amounted to $6 million.

The net loss of SCM for the period from February 16, 2010, the acquisition date, to December 31, 2010 included in these consolidated financial statements was negligible. The impact to net earnings of the Company for the year ended December 31, 2010, had the acquisition of the 70% interest in SCM and loan receivable balances held by Xstrata Copper occurred on January 1, 2010, would be negligible.

(d)	Acquisition of Canplats Resources Corporation

On February 4, 2010, the Company completed the acquisition of all of the issued and outstanding common shares of Canplats Resources Corporation for consideration of C$4.80 per common share outstanding at the closing date. The total consideration paid by the Company was C$307 million ($289 million) in cash. As a result of this transaction,

33    |    GOLDCORP

(In millions of United States dollars, except where noted)

Goldcorp holds a 100% interest in the Camino Rojo project. The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389 square kilometre land position which includes the Represa deposit. This transaction has been accounted for as a business combination, with Goldcorp as the acquirer. The assets acquired and liabilities assumed have been assigned to and included in the Peñasquito reportable operating segment (notes 16 & 19).

The final allocation of the purchase price was as follows:

Purchase price:
Cash	$289
Net assets acquired:
Cash and cash equivalents	$3
Mining interests	392
Deferred income tax liabilities	(106)
$289

Total transaction costs incurred relating to the acquisition and included in other expenses for the year ended December 31, 2010 amounted to $4 million.

The net loss for the Camino Rojo project for the period from February 4, 2010, the acquisition date, to December 31, 2010 included in these consolidated financial statements was $nil. The impact to net earnings of the Company for the year ended December 31, 2010, had the acquisition of Canplats occurred on January 1, 2010, would be negligible.

(e)	Pro-forma information on business combinations (unaudited)

The following table presents the impact to net earnings of the Company for the year ended December 31, 2010 had the acquisitions of the Cerro Negro (note 7(a)), El Morro (note 7(c)) and Camino Rojo (note 7(d)) projects occurred on January 1, 2010:

Goldcorp’s net earnings	$2,043
Pro-forma adjustments:
Reversal of acquisition transaction costs incurred by Goldcorp	30
Foreign exchange loss on translation of deferred income taxes arising from the acquisitions	(3)
Goldcorp’s net earnings – pro-forma	$2,070

8.	DISPOSITION OF MINING INTERESTS

On June 8, 2010, the Company completed the sale of Escobal to Tahoe. Tahoe is a publicly traded company on the Toronto Stock Exchange, following the closing of its initial public offering (“IPO”) on June 8, 2010. Under the terms of the transaction, Goldcorp received a total of 47,766,000 common shares of Tahoe, representing 40% of Tahoe’s issued and outstanding common shares on a fully-diluted basis with a fair value of $271 million based on the IPO price of C$6.00 per common share and $225 million in cash, for total consideration of $496 million. The Company recognized a gain of $484 million ($481 million after tax), net of selling costs of $9 million, on the disposition of Escobal. Goldcorp is entitled to appoint three of Tahoe’s eight board members and has the right to maintain a 40% ownership interest (fully-diluted basis). The Company’s investment in Tahoe has been accounted for using the equity method and is considered to be a separate reportable operating segment (notes 16(g) & 19(f)).

GOLDCORP    |    34

(In millions of United States dollars, except where noted)

9.	PRODUCTION COSTS

	00000	00000
Years ended December 31	2011	2010
Raw materials and consumables	$1,002	$663
Salaries and employee benefits (i)	457	342
Contractors	299	189
Royalties	153	110
Change in inventories	(119)	(19)
Revisions in estimates and liabilities incurred on reclamation and closure cost obligations	21	26
Other	229	165
	$2,042	$1,476

(i)	Excludes $50 million (2010 – $44 million) of salaries and employee benefits included in corporate administration expense.

10.	FINANCE COSTS

	00000	00000
Years ended December 31	2011	2010
Interest expense	$7	$10
Finance fees	2	1
Accretion of reclamation and closure cost obligations (note 24)	14	15
	$23	$26

11.	DISCONTINUED OPERATIONS

(a)	Disposition of San Dimas mines and associated silver purchase agreement with Silver Wheaton

On August 6, 2010, the Company disposed of the assets and liabilities relating to the San Dimas operations (“the San Dimas Assets”), excluding certain non-operational assets, to Primero. In connection with the sale of the San Dimas Assets, Primero assumed the Company’s obligation to sell to Silver Wheaton, and Silver Wheaton agreed to purchase from Primero, silver produced from the San Dimas mines, at a fixed price per ounce (“the San Dimas Silver Wheaton Silver Purchase Agreement”).

The Company recognized a gain of $373 million ($434 million after tax, including a deferred tax recovery of $207 million and current income tax expense of $146 million), net of selling costs of $3 million, on the date of disposition. The gain was calculated based on the proceeds and liabilities assumed on disposition and the net assets sold and/or derecognized as shown in the following tables.

Net assets sold and/or derecognized:
Cash	$1
Other current assets	14
Mining interests
Mining properties	625
Deferred excess consideration	(415)
Deferred credit	(178)
32
Accounts payable and accrued liabilities	(13)
Reclamation and closure cost obligations	(9)
Other non-current liabilities	-
$25

35    |    GOLDCORP

(In millions of United States dollars, except where noted)

The net book value of mining interests derecognized on August 6, 2010 of $32 million includes the unamortized portion of the excess consideration from the disposition of Silver Wheaton shares in the first quarter of 2008 which was applied as a reduction to the carrying amount of mining properties at San Dimas. This amount was $415 million on August 6, 2010. The consideration paid to Goldcorp by Silver Wheaton for the San Dimas Silver Wheaton Silver Purchase Agreement in 2004 and 2006 which were previously eliminated upon consolidation were also applied as a reduction to mining interests as a result of the disposition of the Company’s interest in Silver Wheaton in the first quarter of 2008. The unamortized portion of this deferred credit on August 6, 2010 was $178 million.

Proceeds and liabilities assumed on disposition:
Cash	$214
31,151,200 common shares of Primero (i)	159
Working capital adjustment receivable	4
$50 million 5-year promissory note (note 14)	53
$60 million 1-year convertible promissory note
Host note receivable (note 14)	58
Compound embedded conversion feature (note 26(a)(iv))	1
489
Guarantee to Silver Wheaton of Primero’s obligation to deliver and sell to Silver Wheaton 215 million cumulative minimum ounces of silver by October 15, 2031 (note 6(i))	(7)
Obligation to deliver and sell to Silver Wheaton 1,500,000 ounces of silver during each of the four years ending August 5, 2014, priced at the lesser of $4.04 per ounce, subject to annual adjustment for inflation, and the prevailing market price (note 26(a)(i))	(81)
$401

(i)

The fair value of the common shares received on the date of disposition is based on the market price of the shares at the date of disposition of C$5.25 per share ($5.11 per share). The Company’s resulting interest in Primero represents approximately 36% of the issued and outstanding common shares of Primero on August 6, 2010, which has been accounted for using the equity method and is considered to be a separate reportable operating segment (notes 16(i), 17 & 19(f)).

In addition to the above liabilities assumed on disposition, Goldcorp has provided Silver Wheaton and another third party, guarantees with respect to Primero’s obligation to these parties, and for which Goldcorp has been indemnified by Primero. As at the date of disposition and December 31, 2011, it was not considered likely that Goldcorp would be called upon to honour its commitments under these guarantees. The fair values of these guarantees were determined to be negligible at the date of disposition, and no amount is recognized on the Consolidated Balance Sheets for these guarantees as at December 31, 2010 and 2011.

(b)	Disposition of the Company’s interest in Terrane Metals Corp.

On October 20, 2010, the Company sold its 58.1% interest in Terrane Metals Corp. (“Terrane”) to Thompson Creek Metals Inc. (“Thompson Creek”). The Company received C$0.90 in cash and 0.052 common shares of Thompson Creek for each Terrane share held, for total consideration of C$241 million ($236 million) in cash and 13.9 million common shares of Thompson Creek.

GOLDCORP    |    36

(In millions of United States dollars, except where noted)

Prior to disposition on October 20, 2010, Goldcorp held a 58.1% controlling interest (fully-diluted basis – 52.4%) in Terrane through its ownership of 240 million preferred shares, 27.3 million common shares and 13.6 common share purchase warrants (the “Terrane warrants”). The financial position and results of operations of Terrane have been consolidated with those of the Company until the date of disposition. The Company recognized a gain of $255 million ($201 million after-tax), net of selling costs of $3 million, on the date of disposition, calculated as follows:

Net assets sold and derecognized:
Cash	$31
Accounts receivable	3
Mining interests	236
Other non-current assets	7
Accounts payable and accrued liabilities	(9)
Deferred income tax liabilities	(39)
Non-controlling interests (note 30)	(96)
$133
Net proceeds:
Cash	$236
13.9 million common shares of Thompson Creek	154
Fair value of 13.6 million Terrane common share purchase warrants retained	1
$391

The Company’s interest in Thompson Creek, received as partial consideration, represented approximately 8% of the issued and outstanding common shares of Thompson Creek on the date of disposition and has been classified as available-for-sale on initial recognition. The total fair value of the common shares received was $154 million based on the market price of the shares on the date of disposition.

The Terrane warrants held by Goldcorp on the date of disposition were retained. During the year ended December 31, 2011, the Company exercised all of the Terrane warrants.

37    |    GOLDCORP

(In millions of United States dollars, except where noted)

(c)	Net earnings from discontinued operations

For the year ended December 31, 2010, the Company determined that both the dispositions described in notes 11(a) & (b) met the discontinued operations criteria and the results of San Dimas and Terrane for the year ended December 31, 2010 have been presented within discontinued operations. The components of net earnings from discontinued operations are as follows:

Revenues	$62
Mine operating costs	(31)
Corporate administration	(16)
Earnings from operations	15
Other expenses	(7)
Income taxes	(12)
Loss from discontinued operations	(4)
Gains on dispositions	628
Income tax recovery on dispositions, net	7
Net gains on dispositions of discontinued operations	635
Net earnings from discontinued operations	$631
Net earnings from discontinued operations attributable to:
Shareholders of Goldcorp Inc.	$639
Non-controlling interests	(8)
$631
Net earnings per share from discontinued operations
Basic	$0.87
Diluted	0.84

12.	ASSET HELD FOR SALE

On February 24, 2010, the Company completed the sale of its 21.2% interest in the Morelos gold project in Mexico (“El Limón”) in exchange for C$52 million ($49 million) in cash. The Company recognized a loss of $19 million ($8 million after tax), including selling costs of $2 million on this disposition. At January 1, 2010, the carrying amount of the Company’s interest in the El Limón mining property was presented separately and classified as an asset held for sale on the Consolidated Balance Sheet.

13.	INVENTORIES AND STOCKPILED ORE

	At December 31 2011	At December 31 2010	At January 1 2010
Supplies	$179	$140	$135
Finished goods	80	44	33
Work-in-process	23	26	33
Heap leach ore	237	182	142
Stockpiled ore	136	87	100
	655	479	443
Less non-current heap leach inventory and stockpiled ore (note 22)	(81)	(82)	(94)
	$574	$397	$349

GOLDCORP    |    38

(In millions of United States dollars, except where noted)

The costs of inventories recognized as an expense for the year ended December 31, 2011 amounted to $2,422 million which is included in mine operating costs (2010 – $1,832 million).

The majority of the stockpiled ore is located at Alumbrera and is forecasted to be drawn down throughout the remainder of Alumbrera’s mine life, until 2017. The portion that is to be processed over a period beyond the normal operating cycle is classified as non-current.

14.	NOTES RECEIVABLE

	At December 31 2011	At December 31 2010	At January 1 2010
$60 million 1-year Primero convertible note	$30	$59	$-
$50 million 5-year Primero promissory note	52	52	-
	82	111	-
Current notes receivable within one year	(40)	(64)	-
Non-current notes receivable after one year	$42	$47	$-

As partial consideration for the disposition of the San Dimas Assets/San Dimas Silver Wheaton Silver Purchase Agreement, the Company received the $60 million Primero Convertible Note and the $50 million Primero 5-year Promissory Note (note 11(a)). The Primero Notes are measured at amortized cost using the effective interest method and are accreted to the face value of the Primero Notes over the original terms using an annual effective interest rate of 5.0% and 5.5%, respectively. The conversion feature of the Primero Convertible Note is an embedded derivative which has been accounted for separately from the host note receivable and is measured at fair value at each balance sheet date (note 26(a)(iv)).

On August 5, 2011, the Company exercised its option to extend the maturity of the Primero Convertible Note for an additional year with a revised maturity date of August 5, 2012. Subsequently, on October 19, 2011, Primero elected to repay $30 million of the principal amount of the Primero Convertible Note in cash. At December 31, 2011, $30 million of the principal amount of the Primero Convertible Note was outstanding.

Interest income on the notes for the year ended December 31, 2011 amounted to $6 million, net of $1 million of accretion (period from August 6, 2010 to December 31, 2010 – $2 million, net of accretion). The accrued interest receivable at December 31, 2011 of $5 million (December 31, 2010 – $2 million; January 1, 2010 – $nil) is included in other current assets (note 15).

15.	OTHER CURRENT ASSETS

	At December 31 2011	At December 31 2010	At January 1 2010
Current derivative assets (note 26(a))	$22	$8	$8
Prepaid expenses and other	47	30	24
Marketable securities (notes 21 & 26(b))	15	40	25
Money market investments (a)	272	-	-
Income taxes receivable	5	39	38
	$361	$117	$95

(a)	The Company holds certain cash balances as deposits with terms greater than 90 days. The investments are classified as held-to-maturity and measured at amortized cost.

39    |    GOLDCORP

(In millions of United States dollars, except where noted)

16.	MINING INTERESTS

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment	Investments in associates	Total
Cost
At January 1, 2011	$6,147	$4,995	$9,649	$3,403	$1,251	$25,445
Expenditures on mining interests (b)(c)	442	431	13	475	447	1,808
Repayment of capital invested (d)	-	-	-	-	(64)	(64)
Share of net earnings and losses of associates (i )(j)	-	-	-	-	(98)	(98)
Transfers and other movements (k )	498	256	(829)	115	-	40
At December 31, 2011	7,087	5,682	8,833	3,993	1,536	27,131
Accumulated depreciation and depletion
At January 1, 2011	(1,357)	-	-	(863)	-	(2,220)
Depreciation and depletion (a)	(423)	-	-	(307)	-	(730)
Transfers and other movements (k)	-	-	-	28	-	28
At December 31, 2011	(1,780)	-	-	(1,142)	-	(2,922)
Carrying amount - December 31, 2011	$5,307	$5,682	$8,833	$2,851	$1,536	$24,209

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment	Investments in associates	Total
Cost
At January 1, 2010	$2,938	$4,720	$7,646	$3,082	$565	$18,951
Acquired in business combinations (e)	-	2,689	2,355	26	-	5,070
Expenditures on mining interests (b)(c)	193	100	14	624	312	1,243
Expenditures on mining interests for discontinued operations (h)	10	-	35	4	-	49
Repayment of capital invested (d)	-	-	-	-	(192)	(192)
Dispositions of mining interests (g )(h)	(120)	-	(301)	(72)	-	(493)
Investments in associates (i )(j)	-	-	-	-	574	574
Share of net earnings and losses of associates (i )(j)	-	-	-	-	(8)	(8)
Transfers and other movements (k )	3,126	(2,514)	(100)	(261)	-	251
At December 31, 2010	6,147	4,995	9,649	3,403	1,251	25,445
Accumulated depreciation and depletion
At January 1, 2010	(1,027)	-	-	(628)	-	(1,655)
Depreciation and depletion (a)	(368)	-	-	(348)	-	(716)
Depreciation and depletion for discontinued operations (h)	1	-	-	(2)	-	(1)
Dispositions of mining interests (g )(h)	85	-	-	73	-	158
Transfers and other movements (k )	(48)	-	-	42	-	(6)
At December 31, 2010	(1,357)	-	-	(863)	-	(2,220)
Carrying amount - December 31, 2010	$4,790	$4,995	$9,649	$2,540	$1,251	$23,225

GOLDCORP    |    40

(In millions of United States dollars, except where noted)

A summary by property of the carrying amount of mining properties is as follows:

	Mining Properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant & equipment (k)	At December 31 2011	At December 31 2010	At January 1 2010
Red Lake	$541	$719	$897	$435	$2,592	$2,421	$2,317
Porcupine	219	47	-	176	442	441	423
Musselwhite	119	6	133	209	467	433	390
Éléonore (b)	-	1,019	-	216	1,235	994	833
Terrane (h)	-	-	-	-	-	-	198
Peñasquito (b)(e)	3,011	754	5,591	1,132	10,488	10,477	9,849
San Dimas (h)	-	-	-	-	-	-	34
Los Filos	495	57	-	181	733	722	735
El Sauzal	70	16	-	15	101	132	190
Marlin	455	38	76	156	725	738	763
Cerro Blanco (g)	-	120	-	9	129	84	59
Alumbrera	284	-	13	127	424	460	512
Cerro Negro (b)(e)	-	1,723	1,876	71	3,670	3,532	-
Marigold	89	39	41	53	222	214	219
Wharf (g)	24	-	-	12	36	16	14
El Morro (b)(e)	-	1,144	120	8	1,272	1,177	-
Corporate and other (f)(g)	-	-	86	51	137	133	195
	$5,307	$5,682	$8,833	$2,851	22,673	21,974	16,731
Investments in associates
Pueblo Viejo (d)					1,052	685	565
Primero (i)					100	156	-
Tahoe (j)					384	410	-
					1,536	1,251	565
					$24,209	$23,225	$17,296

(a)

Depreciation and depletion expensed for the year ended December 31, 2011 was $694 million (2010 - $602 million) as compared to total depreciation and depletion of $730 million (2010 – $716 million) due to the capitalization of depreciation of $15 million (2010 – $98 million) relating to development projects, and movements in amounts allocated to work in progress inventories of $21 million (2010 – $16 million).

(b)	Includes capitalized borrowing costs incurred during the years ended December 31 as follows:

	2011	2010
Éléonore	$8	$11
Peñasquito	-	12
Camino Rojo	9	15
Cerro Negro	25	-
El Morro	17	14
	$59	$52

The amounts capitalized were determined by applying the weighted average cost of borrowings during the years ended December 31, 2011 and 2010 of 8.57% proportionately to the accumulated qualifying expenditures on mining interests. Capitalization of borrowing costs incurred in relation to Peñasquito ceased on September 1, 2010 when operating levels intended by management were reached.

(c)

During the year ended December 31, 2011, the Company incurred $198 million (2010 – $110 million) in exploration and evaluation expenditures, of which $137 million (2010 – $58 million) have been capitalized and included in expenditures on mining interests. The remaining $61 million of expenditures (2010 – $52 million) were expensed.

41    |    GOLDCORP

(In millions of United States dollars, except where noted)

(d)

During the year ended December 31, 2011, the Company received a $64 million repayment of its investment in Dominicana Holdings Inc., the entity that indirectly owns the Pueblo Viejo project (2010 – $192 million), which has been accounted for as a reduction in the Company’s investments in associates balance included in mining interests (note 17).

(e)

The Company acquired a 100% interest in the Camino Rojo gold project, included in the carrying amount of the Peñasquito mining property, on February 4, 2010 ($392 million) (note 7(d)), a 70% interest in the El Morro project on February 16, 2010 ($1,146 million) (note 7(c)) and a 100% interest in the Cerro Negro project on December 29, 2010 ($3,532 million) (note 7(a)).

(f)	Corporate and other includes exploration properties in Mexico with a carrying value as at December 31, 2011 of $86 million (December 31, 2010 – $86 million; January 1, 2010 – $167 million).

(g)

The Company disposed of Escobal on June 8, 2010 (carrying amount of mining property previously included in the Cerro Blanco mining property derecognized – $2 million) (note 8) and recognized a gain of $484 million ($481 million after tax), net of selling costs of $9 million, an exploration project in Mexico on June 24, 2010 (carrying amount of mining property derecognized – $65 million) and recognized a loss of $64 million ($48 million after tax), and certain land relating to the Wharf mining property (carrying amount of land derecognized – $nil) and recognized a gain of $6 million ($4 million after tax).

(h)

The Company disposed of the San Dimas Assets on August 6, 2010 (carrying amount of mining interests derecognized – $32 million) and its 58.1% interest in Terrane on October 20, 2010 (carrying amount of mining interests derecognized – $236 million), both of which are reported as discontinued operations (note 11).

(i)

As partial consideration for the disposition of the San Dimas Assets, the Company received a 36% interest in Primero (fair value on initial recognition – $159 million) (note 11(a)). The carrying amount of Primero includes the Company’s share of net earnings and losses of Primero from August 6, 2010 and the Company’s impairment of its investment (note 17). At December 31, 2011, the Company held a 35.3% interest in Primero (note 17).

(j)

As partial consideration for the disposition of Escobal, the Company received a 41.2% interest in Tahoe (fair value on initial recognition – $271 million) (note 8). The carrying amount of Tahoe includes the Company’s share of net losses of Tahoe from June 8, 2010 and additional common shares purchased by the Company on December 23, 2010 to maintain its 41.2% interest for total consideration of C$145 million ($144 million). At December 31, 2011, the Company held a 40.6% interest in Tahoe (note 17).

(k)

Transfers and movements primarily represent the reclassification of carrying amounts of reserves, resources and exploration potential as a result of the conversion of the categories of mining properties, and deposits on mining interests which are capitalized and included in the carrying amounts of the related mining properties during the period. For the year ended December 31, 2010, transfers and movements include the classification of reserves and certain resources of the Peñasquito mine as “depletable” as a result of the Peñasquito mine reaching operating levels intended by management.

At December 31, 2011, assets under construction and therefore not yet being depreciated, included in the carrying amount of plant and equipment, amounted to $477 million (December 31, 2010 – $210 million; January 1, 2010 – $1,097 million).

GOLDCORP    |    42

(In millions of United States dollars, except where noted)

(l)

Certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns (“NSRs”), modified NSRs, net profits interest (“NPI”) and/or net earnings. Royalties are expensed at the time of sale of gold and other metals. For the year ended December 31, 2011, royalties included in production costs amounted to $153 million (2010 – $110 million) (note 9). At December 31, 2011, the significant royalty arrangements of the Company were as follows:

Producing mining properties:
Musselwhite	1-5% of NPI
Peñasquito	2% of NSR
Marlin (i)	5% of NSR
Alumbrera	3% of modified NSR plus 20% YMAD royalty
Marigold	5-10% of NSR
Development projects:
Éléonore	2.2-3.5% of NSR
Cerro Blanco	1% of NSR
Cerro Negro	3-4% of modified NSR and 1% of net earnings
El Morro	2% of NSR
Pueblo Viejo	3.2% of NSR; 0-28.8% NPI

(i)

On January 26, 2012, the Government of Guatemala and the Guatemalan Chamber of Industry publicly announced an agreement to voluntarily increase the royalties paid on the production of precious metals in Guatemala from 1% to 4% of gross revenue. In addition to this increase, Marlin has agreed to pay an additional 1% voluntary royalty.

17.	INVESTMENTS IN ASSOCIATES

At December 31, 2011, the Company has a 40% interest in Pueblo Viejo, a 35.3% interest in Primero(a) and a 40.6% interest in Tahoe(a) which are accounted for using the equity method. Summarized financial information of Pueblo Viejo, Primero, and Tahoe is as follows:

	At December 31 2011	At December 31 2010	At January 1 2010
Current assets	$542	$639	$17
Non-current assets	4,501	3,417	1,277
	5,043	4,056	1,294
Current liabilities	(292)	(335)	(152)
Non-current liabilities	(1,979)	(1,690)	(431)
	(2,271)	(2,025)	(583)
Net assets	$2,772	$2,031	$711
The Company’s equity share of net assets of associates	$1,090	$805	$285

The Company accounts for its investments using the equity method and adjusts each associate’s financial results where appropriate to give effect to uniform accounting policies.

Years ended December 31	2011	2010
Revenues	$157	$60
Net earnings and losses of associates	$(80)	$(21)
The Company’s equity share of net earnings and losses of associates	$(33)	$(8)

43    |    GOLDCORP

(In millions of United States dollars, except where noted)

	2011	2010
Cost of the Company’s investments in associates at January 1	$1,251	$565
Expenditures and investments, net of distributions (notes 8, 11(a) & 16(d))	383	694
The Company’s share of net earnings and losses of associates (b)(c)	(33)	(8)
Impairment of investment in associate (d)	(65)	-
Cost of the Company’s investments in associates at December 31	$1,536	$1,251

(a)	The quoted market values of the Company’s investments in Primero and Tahoe at December 31, 2011 was $100 million and $1,009 million, respectively, based on the closing share prices.

(b)

The Company’s share of net earnings and losses of its associates for the year ended December 31, 2010 includes the net earnings and losses of Primero and Tahoe from date of acquisition of August 6, 2010 and June 8, 2010, respectively.

(c)	During the year ended December 31, 2011, Pueblo Viejo recognized an impairment expense of $45 million, net of tax (Goldcorp’s share – $18 million), in respect of certain power assets.

(d)

At December 31, 2011, the Company recognized an impairment expense of $65 million in respect of the Company’s investment in Primero as a result of a significant and prolonged decline in Primero’s quoted market price during 2011. The Company determined that the Company’s equity investment should be written down to the closing share price of Primero at December 31, 2011.

At December 31, 2011, the Company’s share of associates’ commitments and contingent liabilities is $326 million (December 31, 2010 – $202 million; January 1, 2010 – $358 million). These commitments and contingent liabilities are included in the Company’s consolidated commitments (note 26(d)(ii)) and contingent liabilities (note 34).

18.	JOINTLY CONTROLLED ENTITY

The Company has a 37.5% interest in one jointly controlled entity, Alumbrera (a). The Company’s share of Alumbrera’s net assets is as follows:

	At December 31 2011	At December 31 2010	At January 1 2010
Current assets	$139	$214	$205
Mining interests	424	460	512
Other non-current assets	69	62	64
	632	736	781
Current liabilities	(95)	(110)	(105)
Deferred income taxes	(118)	(122)	(140)
Provisions	(19)	(21)	(23)
Other non-current liabilities	-	(61)	(61)
	(232)	(314)	(329)
Net assets	$400	$422	$452

GOLDCORP    |    44

(In millions of United States dollars, except where noted)

The Company’s condensed share of net earnings and comprehensive income and cash flows of Alumbrera for the years ended December 31 is as follows:

	2011	2010
Revenues	$571	$596
Production costs	(335)	(308)
Depreciation and depletion	(60)	(65)
Earnings from mine operations	176	223
Finance costs	(6)	(7)
Income taxes	(52)	(67)
Net earnings and comprehensive income	$118	$149

	2011	2010
Operating activities	$224	$202
Investing activities	(21)	(14)
Financing activities (b )	(211)	(180)
(Decrease) Increase in cash and cash equivalents	$(8)	$8

(a)

The Company’s share of commitments and contingent liabilities of Alumbrera incurred jointly by investors is $6 million (December 31, 2010 – $1 million; January 1, 2010 – $1 million), excluding the option payments arising from Alumbrera’s acquisition of the Agua Rica project (note 7(b)).

(b)

For the year ended December 31, 2011, financing activities include dividends paid by Alumbrera to the Company in the amount of $150 million (2010 - $180 million) and a repayment of an intercompany loan payable to the Company in the amount $61 million (2010 - $nil) both of which have been eliminated upon consolidation.

45    |    GOLDCORP

(In millions of United States dollars, except where noted)

19.	SEGMENTED INFORMATION

The Company’s reportable operating segments reflect the Company’s individual mining interests and are reported in a manner consistent with the internal reporting used by the Company’s management to assess the Company’s performance.

Significant information relating to the Company’s reportable operating segments are summarized in the tables below:

	Revenues (j)	Depreciation and depletion	Earnings (loss) from operations and associates (h)	Expenditures on mining interests (i)
	Year ended December 31, 2011
Red Lake	$971	$89	$636	$268
Porcupine	434	80	132	92
Musselwhite	381	36	158	67
Éléonore	-	-	-	234
Peñasquito (a)	1,144	170	376	170
Los Filos	522	58	302	74
El Sauzal	160	43	62	11
Marlin	907	129	607	105
Cerro Blanco (b)	-	-	-	45
Alumbrera	571	60	176	27
Cerro Negro (c)	-	-	-	122
Marigold	163	19	61	25
Wharf	109	3	58	16
El Morro (d)	-	-	-	95
Pueblo Viejo	-	-	(16)	447
Other (f)(g)	-	7	(314)	10
Total	$5,362	$694	$2,238	$1,808

	Year ended December 31, 2010
Red Lake	$866	$112	$528	$204
Porcupine	329	82	74	88
Musselwhite	319	36	112	78
Éléonore	-	-	-	129
Peñasquito (a)	357	63	109	197
Los Filos	378	50	187	48
El Sauzal	189	66	72	8
Marlin	501	101	269	73
Cerro Blanco (b)	-	-	-	27
Alumbrera	596	65	223	16
Marigold	112	17	30	20
Wharf	91	6	35	5
El Morro (d)	-	-	-	31
Pueblo Viejo	-	-	-	312
Other (f)(g)	-	4	(223)	7
Total	$3,738	$602	$1,416	$1,243

GOLDCORP    |    46

(In millions of United States dollars, except where noted)

	Total assets
	At December 31 2011	At December 31 2010	At January 1 2010
Red Lake	$3,039	$2,857	$2,750
Porcupine	483	485	469
Musselwhite	488	457	412
Éléonore	1,269	1,047	904
Peñasquito (a)	11,363	11,155	10,351
Los Filos	1,226	1,080	939
El Sauzal	222	228	269
Marlin	1,159	893	885
Cerro Blanco (b)	133	88	62
Alumbrera	632	736	781
Cerro Negro (c)	4,732	4,537	-
Marigold	324	277	282
Wharf	105	38	68
El Morro (d)	1,292	1,187	-
Pueblo Viejo (e)	1,052	685	565
Other (f)(g)	1,855	1,889	1,567
Total	$29,374	$27,639	$20,304

	Total liabilities
	At December 31 2011	At December 31 2010	At January 1 2010
Red Lake	$95	$122	$57
Porcupine	173	164	150
Musselwhite	81	73	67
Éléonore	392	305	227
Peñasquito (a)	2,947	2,793	2,684
Los Filos	103	96	102
El Sauzal	60	68	88
Marlin	97	85	61
Cerro Blanco (b)	5	6	1
Alumbrera	228	253	268
Cerro Negro (c)	1,203	1,220	-
Marigold	71	64	67
Wharf	51	30	28
El Morro (d)	448	428	-
Pueblo Viejo	-	-	-
Other (f)(g)	1,935	2,166	2,078
Total	$7,889	$7,873	$5,878

(a)

Upon completion of commissioning of Peñasquito on September 1, 2010, depreciation and depletion of depletable mining properties commenced and proceeds from sales of metals and costs incurred during production were recognized in net earnings. Total assets and liabilities include the Camino Rojo project acquired on February 4, 2010 (notes 7(d) & 16(e)). Earnings from operations and associates include the results of Camino Rojo from February 4, 2010.

(b)	Includes the assets, liabilities and results of Escobal until June 8, 2010, the date of disposition (note 8).

47    |    GOLDCORP

(In millions of United States dollars, except where noted)

(c)	The Company acquired a 100% interest in the Cerro Negro project on December 29, 2010 (notes 7(a) & 16(e)).

(d)

The Company acquired a 70% interest in the El Morro project on February 16, 2010 (notes 7(c) & 16(e)). Total assets and liabilities include 100% of the El Morro project, offset by a non-controlling interest (note 30).

(e)

Total assets include the reduction in the Company’s investment balance as a result of the $64 million repayment of the Company’s investment received during the year ended December 31, 2011 (year ended December 31, 2010 – $192 million) (note 16(d)).

(f)

Includes corporate activities, the assets, liabilities and results of El Limón which was disposed of on February 24, 2010 (note 12), the assets and liabilities of San Dimas which was disposed of on August 6, 2010 and presented as a discontinued operation (note 11(a)), the assets and liabilities of Terrane which was disposed of on October 20, 2010 and presented as a discontinued operation (note 11(b)), the investment in and results of Primero from August 6, 2010 (note 17), the investment in and results of Tahoe from June 8, 2010 (note 17), and corporate assets and liabilities which have not been allocated to the above segments. Total corporate assets and liabilities at December 31, 2011 were $1,285 million and $1,935 million, respectively (December 31, 2010 – $1,237 million and $2,166 million, respectively; January 1, 2010 – $1,007 million and $2,078 million, respectively).

(g)

Corporate and other includes certain exploration properties in Mexico which had total assets and total liabilities carrying values of $86 million and $nil, respectively (December 31, 2010 – $86 million and $nil, respectively; January 1, 2010 – $167 million and $nil, respectively).

(h)	Intersegment sales and transfers are eliminated in the above information reported to the Company’s chief operating decision maker.

(i)

Segmented expenditures on mining interests include capitalized borrowing costs, net of investment tax credits and are presented on an accrual basis (note 16). Expenditures on mining interests and interest paid in the Consolidated Statements of Cash Flows are presented on a cash basis. For the year ended December 31, 2011, the change in accrued expenditures was an increase of $114 million (2010 – increase of $60 million).

(j)

The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Penasquito and Alumbrera, containing both gold and by-product metals, is sold to third party refineries. The Company’s revenues from continuing operations (excluding attributable share of revenue from associates) for the years ended December 31 are as follows:

	2011	2010
Gold	$3,912	$2,938
Silver	795	295
Copper	338	396
Zinc	195	59
Lead	104	42
Other	18	8
	$5,362	$3,738

GOLDCORP    |    48

(In millions of United States dollars, except where noted)

20.	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31 are as follows:

	2011	2010
Cost
At January 1	$1,737	$762
Additions through business combinations (note 7(a))	-	975
At December 31	1,737	1,737

The Company has not recognized impairment losses on the goodwill balances as at December 31, 2011 and 2010. The carrying amount of goodwill has been allocated to the Company’s CGUs and included in the respective operating segment assets in note 19 as shown below:

	At December 31 2011	At December 31 2010	At January 1 2010
Cerro Negro (note 7(a))	$975	$975	$-
Red Lake	405	405	405
Peñasquito	283	283	283
Los Filos	74	74	74
	$1,737	$1,737	$762

Goodwill is assessed for impairment annually as at December 31, or when circumstances indicate there may be an impairment, and is allocated to CGUs on the basis of management’s internal review. The recoverable amounts of CGUs with allocated goodwill as noted above have been determined by reference to the CGUs’ future after-tax cash flows expected to be derived from the Company’s mining properties less estimated costs to sell the mining properties. The after-tax cash flows have been determined based on life-of-mine after-tax cash flow projections which incorporate management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures, and long-term foreign exchange rates. Cash flow projections beyond five years are based on life-of-mine plans assuming management estimates of long term metal prices.

The projected cash flows are significantly affected by changes in assumptions about metal selling prices, future capital expenditures, production cost estimates, discount rates and exchange rates. Metal selling prices are estimated based on historical price volatility and market consensus pricing. For 2011, metal prices assumptions ranged from $1,600 to $1,200 per ounce for gold; $34 to $20 per ounce for silver; $3.50 to $2.75 per pound for copper; $0.90 to $0.85 per pound for zinc; and $0.90 to $0.80 per pound for lead. The exchange rate assumption is based on management’s estimate of consensus long-term rates at the time of impairment assessment. The cash flow projections are discounted using an after-tax discount rate of 5% which represents the Company’s weighted average cost of capital.

21.	INVESTMENTS IN SECURITIES

	At December 31 2011	At December 31 2010	At January 1 2010
Equity securities – available-for-sale	$222	$964	$413
Less: marketable securities classified as other current assets (note 15)	(15)	(40)	(25)
	$207	$924	$388

49    |    GOLDCORP

(In millions of United States dollars, except where noted)

The Company has investments in equity securities in accordance with its long-term investment plans. These investments are classified as non-current assets if the Company intends to hold the investment for more than 12 months. Those securities the Company does not intend to hold for the long-term are classified as marketable securities within other current assets (note 15). The equity securities are classified as available-for-sale and measured at fair value with mark-to-market gains and losses recognized directly in other comprehensive income (note 26(b)).

22.	OTHER NON-CURRENT ASSETS

	At December 31 2011	At December 31 2010	At January 1 2010
Sales/indirect taxes recoverable	$41	$17	$10
Non-current derivative assets (note 26(a))	-	6	2
Stockpiled ore (note 13)	81	82	94
Other	34	17	10
	$156	$122	$116

23.	LONG TERM DEBT

	At December 31 2011	At December 31 2010	At January 1 2010
$863 million convertible senior notes	$737	$695	$656

On June 5, 2009, the Company issued convertible senior notes (“the Notes” or “the Company’s Notes”) with an aggregate principal amount of $863 million. The Notes are unsecured and bear interest at an annual rate of 2.0% payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2010, and mature on August 1, 2014.

Holders of the Notes may convert the Notes at their option at any time during the period from May 1, 2014 to the maturity date and at any time during the period from June 5, 2009 to May 1, 2014, subject to certain market and other conditions. The Notes are convertible into the Company’s common shares at a conversion rate of 20.8407 common shares for every $1,000 principal amount of Notes, subject to adjustment in certain events. Subject to satisfaction of certain conditions, the Company may, upon conversion by the holder, elect to settle in cash or a combination of cash and common shares. The Notes are non-redeemable, except upon occurrence of certain changes in Canadian withholding tax laws or a fundamental change.

The option to settle in cash upon conversion results in the conversion feature of the Notes being accounted for as an embedded derivative which must be separately accounted for at fair value upon initial recognition. Subsequently, the conversion feature is measured at fair value at each reporting date and the movement reported in net earnings (note 26(a)(iii)). The carrying amount of the debt component upon initial recognition was calculated as the difference between the proceeds received for the Notes and the fair value of the conversion feature and is accreted to the face value of the Notes over the term of the Notes using an annual effective interest rate of 8.57%.

Of the $59 million of interest incurred on the Notes for the year ended December 31, 2011 (2010 – $56 million), which includes $42 million of accretion (2010 – $39 million), $59 million has been capitalized as part of the costs of qualifying mining properties (2010 – $52 million) (note 16(b)). Interest incurred, including accretion expense, that has not been capitalized is included in finance costs in the Consolidated Statements of Earnings.

GOLDCORP    |    50

(In millions of United States dollars, except where noted)

24.	NON-CURRENT PROVISIONS

	At December 31 2011	At December 31 2010	At January 1 2010
Reclamation and closure cost obligations	$395	$360	$316
Less: current portion included in other current liabilities	(31)	(22)	(24)
	364	338	292
Other	11	16	6
	$375	$354	$298

Reclamation and closure cost obligations

The Company incurs reclamation and closure cost obligations relating to its operating and inactive mines and development projects. The present value of obligations relating to operating and inactive mines and development projects is currently estimated at $320 million, $53 million and $22 million, respectively (December 31, 2010 – $279 million, $68 million and $13 million, respectively; January 1, 2010 – $222 million, $59 million and $35 million, respectively) reflecting anticipated cash flows to be incurred over approximately the next 100 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The total provision for reclamation and closure cost obligations at December 31, 2011 is $395 million (December 31, 2010 – $360 million; January 1, 2010 – $316 million). The undiscounted value of these obligations is $1,354 million (December 31, 2010 – $1,040 million; January 1, 2010 – $1,080 million), calculated using an effective weighted inflation rate assumption of 2% (December 31, 2010 – 2%; January 1, 2010 – 2%). Accretion expense of $14 million has been charged to earnings for the year ended December 31, 2011 (2010 – $15 million) to reflect an increase in the carrying amount of the reclamation and closure cost obligations which has been determined using an effective weighted discount rate of 5%. Changes to the reclamation and closure cost obligations during the years ended December 31 are as follows:

	2011	2010
Reclamation and closure cost obligations – beginning of year	$360	$316
Arising on acquisition of Andean (note 7(a))	-	1
Reduction of obligations on dispositions of mining interests (note 16(g))	-	(7)
Reclamation expenditures	(23)	(16)
Accretion expense, included in finance costs (note 10)	14	15
Revisions in estimates and obligations incurred	44	51
Reclamation and closure cost obligations – end of year	$395	$360

25.	INCOME TAXES

Years ended December 31	2011	2010
Current income tax expense	$473	$364
Deferred income tax expense (recovery)	213	(57)
Income taxes	$686	$307

51    |    GOLDCORP

(In millions of United States dollars, except where noted)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

Years ended December 31	2011	2010
Earnings from continuing operations before taxes	$2,567	$1,719
Canadian federal and provincial income tax rates	26.50%	28.96%
Income tax expense based on Canadian federal and provincial income tax rates	680	498
Increase (decrease) attributable to:
Impact of foreign exchange on deferred income tax assets and liabilities	89	(39)
Other impacts of foreign exchange	(9)	4
Non-deductible expenditures	30	28
Effects of different foreign statutory tax rates on earnings of subsidiaries	(68)	(22)
Non-taxable portion of gain on disposition of securities (note 26(b)(i))	(45)	-
Non-taxable mark-to-market gains on Goldcorp share purchase warrants and convertible debt	(19)	(8)
Investment write-downs not tax effected	30	-
Impact of increase in Québec mining tax rates	23	-
Provincial mining taxes and resource allowance	53	39
Impact of future income tax rates applied versus current statutory rates	(26)	(17)
Change in Mexican tax legislation	-	(13)
Impact of Mexican inflation on tax values	(24)	(11)
Gain on sale of Escobal not subject to tax	-	(139)
Other	(28)	(13)
	$686	$307

Effective January 1, 2011, the Canadian Federal corporate tax rate decreased from 18% to 16.5% and the British Columbia provincial tax decreased from 10.5% to 10% while in Ontario the manufacturing and processing tax rate decreased from 11% to 10%. The overall reduction in tax rates has resulted in a decrease in the Company’s statutory tax rate from 28.96% to 26.50%.

On October 21, 2010, Chile introduced new legislation that increased the mining tax rate for large mines from a 5% fixed rate to a progressive tax regime with rates ranging from 5% to 14% depending on the mining operating profit margin in a given taxation year. The mining operating profit margin is defined as the taxable income of the operation divided by the gross mining revenue of the operation. Mines with operating margins at 35% or below would still be subject to the 5% mining tax rate. Mines with an operating profit margin of higher than 85% would be subject to a 14% rate. During 2011, New Gold waived the fiscal stability established by its previous D.L. 600 filing. Therefore, the D.L. 600 filing made by Goldcorp at the time of the El Morro acquisition provides fiscal stability to both Goldcorp and New Gold that prevents the new legislation from applying to the El Morro operations for the first 15 years of production.

Income tax recoveries (expenses) recognized in other comprehensive income (note 26(b)) is as follows:

Years ended December 31	2011	2010
Net valuation losses (gains) on available-for-sale investments recognized in other comprehensive income	$26	$(44)
Net valuation losses on available-for-sale investments recognized in net earnings	(11)	-
Gain on disposition of securities recognized in net earnings	42	-
	$57	$(44)

GOLDCORP    |    52

(In millions of United States dollars, except where noted)

The significant components of deferred income tax assets and liabilities are as follows:

	At December 31 2011	At December 31 2010	At January 1 2010
Deferred income tax assets (a )
Unused non-capital losses	$27	$44	$35
Investment tax credits	36	17	24
Deductible temporary differences relating to:
Reclamation and closure cost obligations	91	76	73
Other	71	75	43
	225	212	175
Deferred income tax liabilities
Taxable temporary differences relating to:
Mining interests	(5,519)	(5,339)	(3,924)
Other	(266)	(297)	(148)
	(5,785)	(5,636)	(4,072)
Deferred income tax liabilities, net	$(5,560)	$(5,424)	$(3,897)

(a)

The Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the above noted deferred income tax assets. At December 31, 2011, the Company had alternative minimum tax (“AMT”) credits and non-capital losses with a tax benefit of $12 million and $1 million, respectively (December 31, 2010 – $7 million and $2 million; January 1, 2010 – $8 million and $1 million, respectively) which have not been recognised as deferred income tax assets. The unused non-capital losses have expiry dates of 2013-2021. The AMT credits have no expiry date.

53    |    GOLDCORP

(In millions of United States dollars, except where noted)

26.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities classified as at FVTPL

The Company’s financial assets and liabilities classified as at FVTPL are as follows:

	At December 31 2011	At December 31 2010	At January 1 2010
Current derivative assets (note 15)
Foreign currency contracts	$9	$5	$7
Copper contracts	7	3	1
Heating oil contracts	5	-	-
Investments in warrants	1	-	-
	$22	$8	$8
Non-current derivative assets (note 22)
Investments in warrants	$-	$6	$2
Current derivative liabilities
Foreign currency contracts	$(23)	$-	$(1)
Copper contracts	-	(15)	(10)
Heating oil contracts	(5)	-	-
Non-financial contract to sell silver to Silver Wheaton (i)	(37)	(40)	-
Share purchase warrants (ii)	-	(42)	-
	$(65)	$(97)	$(11)
Non-current derivative liabilities
Non-financial contract to sell silver to Silver Wheaton (i)	$(53)	$(95)	$-
Share purchase warrants (ii)	-	-	(72)
Conversion feature of convertible senior notes (iii)	(184)	(233)	(231)
	$(237)	$(328)	$(303)

In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL by the Company as follows:

	At December 31 2011	At December 31 2010	At January 1 2010
Arising from sales of metal concentrates – classified as at FVTPL	$292	$243	$123
Not arising from sales of metal concentrates – classified as loans and receivables	181	201	156
Accounts receivable	$473	$444	$279

GOLDCORP    |    54

(In millions of United States dollars, except where noted)

The net gains (losses) on derivatives for the years ended December 31 were comprised of the following:

Years ended December 31	2011	2010
Realized gains (losses)
Foreign currency, heating oil, copper, lead, zinc and silver contracts	$14	$9
Non-financial contract to sell silver to Silver Wheaton (i)	(26)	(3)
Share purchase warrants (ii)	33	-
	21	6
Unrealized gains (losses)
Foreign currency, heating oil, copper, lead, zinc and silver contracts	-	(4)
Investments in warrants	(7)	-
Non-financial contract to sell silver to Silver Wheaton (i)	24	(63)
Share purchase warrants (ii)	(5)	30
Conversion feature of convertible senior notes (iii)	49	(1)
Conversion feature of Primero Convertible Note (iv)	-	(1)
	61	(39)
	$82	$(33)

(i)	Non-financial contract to sell silver to Silver Wheaton

At December 31, 2011, management estimates that the fair value of the Company’s commitment to deliver 1.5 million ounces of silver to Silver Wheaton during each of the four contract years ending August 5, 2014 at a fixed price per ounce is $90 million (December 31, 2010 – $135 million). The fair value was estimated as the difference between the forward market prices of silver for the remainder of the four contract years ending August 5, 2014 ranging from $28.04 to $29.55 per ounce (December 31, 2010 – $30.96 to $31.75 per ounce) and the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, receivable from Silver Wheaton, multiplied by the remaining ounces to be delivered, and discounted using the Company’s after-tax weighted average cost of capital. Of the $90 million (December 31, 2010 – $135 million), $37 million (December 31, 2010 – $40 million) is included in current derivative liabilities with the remaining amount included in non-current derivative liabilities. The Company recorded a net loss on derivatives in the year ended December 31, 2011 of $2 million (December 31, 2010 – net loss of $66 million) comprising of a realized loss of $26 million (December 31, 2010 – realized loss of $3 million) on ounces delivered during the period and an unrealized gain of $24 million (December 31, 2010 – unrealized loss of $63 million) on remaining ounces to be delivered. The remaining total ounces to be delivered by the Company as at December 31, 2011 were 3.9 million ounces (December 31, 2010 – 5.4 million ounces).

(ii)	Share purchase warrants

During the three months ended June 30, 2011, 7.8 million of the Company’s 9.2 million share purchase warrants were exercised for total proceeds of C$350 million ($358 million). The Company reclassified $14 million from current liabilities to share capital, representing the fair value of the share purchase warrants on the dates of exercise. The Company’s remaining 1.4 million outstanding share purchase warrants expired unexercised on June 9, 2011.

The Company recorded a $28 million net gain on derivatives in the Consolidated Statement of Earnings during the year ended December 31, 2011 representing the change in fair value of share purchase warrants outstanding during the period to the dates of exercise or expiry (2010 - $30 million unrealized gain).

At December 31, 2011, the Company had no outstanding share purchase warrants (December 31, 2010 - 9.2 million outstanding share purchase warrants with a fair value of $42 million classified as current derivative liabilities;

55    |    GOLDCORP

(In millions of United States dollars, except where noted)

January 1, 2010 - 9.2 million outstanding share purchase warrants with a fair value of $72 million classified as non-current derivative liabilities).

(iii)	Conversion feature of convertible senior notes

At December 31, 2011, non-current derivative liabilities included $184 million representing the fair value of the conversion feature of the Company’s Notes outstanding (note 23) (December 31, 2010 – $233 million; January 1, 2010 – $231 million). During the year ended December 31, 2011, the Company recognized an unrealized gain of $49 million on derivatives, representing the change in fair value of the conversion feature of the Company’s Notes during the year (December 31, 2010 – $1 million unrealized loss).

(iv)	Conversion feature of the Primero Convertible Note

The conversion feature of the Primero Convertible Note is an embedded derivative which has been accounted for separately from the host note receivable and measured at fair value at each balance sheet date. On August 5, 2011, the Company exercised its option to extend the maturity of the Primero Convertible Note for an additional year with a revised maturity date of August 5, 2012 (note 14).

At December 31, 2011, current derivative assets included a negligible amount representing the fair value of the conversion feature of the Primero Convertible Note (December 31, 2010 – negligible; January 1, 2010 – $nil). During the year ended December 31, 2011, the Company recognized a negligible loss representing the change in fair value of the conversion feature of the Primero Convertible Note during the year (2010 – $1 million unrealized loss).

(b)	Financial assets classified as available-for-sale

The Company’s investments in marketable securities (included in other current assets (note 15)) and other equity securities (classified as non-current (note 21)) are classified as available-for-sale. The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income for the years ended December 31 were as follows:

	2011	2010
Mark-to-market gains (losses) on equity securities	$(225)	$365
Deferred tax recovery (expense) in OCI	26	(44)
Unrealized gains (losses) on available-for-sale securities, net of tax	(199)	321
Reclassification adjustment for realized gains recognized in net earnings, net of tax of $42 million (i)	(294)	-
Reclassification adjustment for impairment losses recognized in net earnings, net of tax of $11 million (ii)	76	2
	$(417)	$323

(i)

On February 8, 2011, the Company disposed of its 10.1% interest in Osisko Mining Corporation to a syndicate of underwriters at a price of C$13.75 per common share held, for total gross proceeds of C$530 million ($536 million). On the date of disposition, the Company reclassified the cumulative mark-to-market gains previously recognized in OCI of $337 million to earnings for the period and recognized a gain on disposition of $320 million ($279 million after tax), net of selling costs of $17 million. A $1 million loss on disposal of marketable securities was recognized during the fourth quarter of 2011.

(ii)

The Company recognized an impairment expense of $87 million on certain of the Company’s equity and marketable securities as the Company determined there was objective evidence of a significant and/or prolonged decline. As a result, the cumulative mark-to-market losses previously recognised in OCI were reclassified to net earnings (2010 – $2 million, net of tax of $nil).

GOLDCORP    |    56

(In millions of United States dollars, except where noted)

(c)	Fair value information

(i)	Fair value measurements of financial assets and liabilities recognized on the Consolidated Balance Sheets

The categories of fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

At December 31, 2011, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized on the Consolidated Balance Sheets at fair value are categorized as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
	Level 1	Level 2	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents	$1,502	$-	$556	$-	$875	$-
Marketable securities (note 15)	15	-	40	-	25	-
Accounts receivable arising from sales of metal concentrates (note 26(a))	-	292	-	243	-	123
Investments in warrants (note 26(a))	1	-	6	-	2	-
Investments in equity securities (note 21)	207	-	924	-	388	-
Current derivative assets (note 26(a))	-	21	-	8	-	8
Current derivative liabilities (note 26(a))	-	(65)	(33)	(64)	-	(11)
Non-current derivative liabilities:
Non-financial contract to sell silver to Silver Wheaton (note 26(a)(i))	-	(53)	-	(95)	-	-
Conversion feature of convertible senior notes (note 26(a)(iii))	-	(184)	-	(233)	-	(231)
Share purchase warrants (note 26(a)(ii))	-	-	-	-	(61)	(11)

At December 31, 2011, there were no financial assets or liabilities measured and recognized on the Consolidated Balance Sheet at fair value that would be categorized as level 3 in the fair value hierarchy above (December 31, 2010 – $nil; January 1, 2010 – $nil).

There were no transfers between level 1 and level 2 during the years ended December 31, 2011 and 2010.

(ii)	Valuation methodologies for Level 2 financial assets and liabilities

Accounts receivable arising from sales of metal concentrates:

The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

Current derivative assets and liabilities:

The Company’s current derivative assets and liabilities are comprised of commodity and currency forward and option contracts and the current portion of the Company’s non-financial contract to sell silver to Silver Wheaton. The fair values of the forward contracts are calculated using discounted contractual cash flows based on quoted forward curves and

57    |    GOLDCORP

(In millions of United States dollars, except where noted)

discount rates incorporating LIBOR and the applicable yield curve. The fair values of the option contracts are priced using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates and option adjusted credit spreads.

Non-financial contract to sell silver to Silver Wheaton:

The fair value of ounces to be delivered is calculated using quoted silver forward prices over the contractual term less the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, and discounted using the Company’s after-tax weighted average cost of capital.

Conversion feature of convertible senior notes:

The fair value of the conversion feature is calculated using an option pricing model. The model utilizes a discounted cash flow analysis using a discount rate with an option adjusted credit spread, and the closing price of the Company’s Notes at the balance sheet date and which are considered to be traded in an active market.

(iii)	Fair values of financial assets and liabilities not already measured and recognized at fair value on the Consolidated Balance Sheet

At December 31, 2011, the carrying amounts of accounts receivable not arising from sales of metal concentrates, money market investments, and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

Convertible senior notes:

The initial recognition amount of the liability component of the Company’s Notes has been accreted from June 5, 2009 to December 31, 2011 based on an annual effective interest rate of 8.57% (note 23). Management estimates the market interest rate on similar borrowings without the conversion feature has decreased to approximately 3.1% per annum as at December 31, 2011. Accordingly, the fair value of the liability component of the Company’s Notes has increased to $847 million, compared to a carrying amount of $744 million, which includes $7 million of accrued interest payable included in accounts payable and accrued liabilities at December 31, 2011.

Primero 5-year Promissory Note:

The Primero 5-year Promissory Note has been accreted during the year ended December 31, 2011 based on an annual effective interest rate of 5.5% (note 14). Management estimates the market interest rate on similar borrowings has increased to approximately 5.7% per annum as at December 31, 2011. Accordingly, the fair value of the Primero 5-year Promissory Note has decreased to $55 million, compared to a carrying amount of $56 million, which includes $4 million of accrued interest receivable at December 31, 2011 (notes 14 & 15).

Primero Convertible Note:

The initial recognition amount of the Primero Convertible Note was accreted to the face value of the note over the original term of the note based on an annual effective interest rate of 5.0% (note 14). Management estimates the market interest rate on similar borrowings has increased to approximately 5.2% per annum as at December 31, 2011. Accordingly, the fair value of the Primero Convertible Note has decreased to $30 million, compared to a carrying amount of $31 million, which includes $1 million of accrued interest receivable at December 31, 2011 (notes 14 & 15).

(d)	Financial instrument risk exposure

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and

GOLDCORP    |    58

(In millions of United States dollars, except where noted)

to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, money market investments and derivative assets. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2011 is considered to be negligible. The Company invests its cash and cash equivalents and money market investments in highly rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its investments is considered to be low. Foreign currency, heating oil and commodity contracts are entered into with large international financial institutions with strong credit ratings.

The Company’s maximum exposure to credit risk is as follows:

	At December 31 2011	At December 31 2010	At January 1 2010
Cash and cash equivalents	$1,502	$556	$875
Accounts receivable	473	444	279
Money market investments	272	-	-
Current and non-current derivative assets (note 26(a))	22	14	10
Current and non-current notes receivable (note 14)	82	111	-
Accrued interest receivable (note 15)	5	2	-
	$2,356	$1,127	$1,164

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

During the year ended December 31, 2011, the Company generated operating cash flows from continuing operations of $2,366 million (2010 – $1,764 million). At December 31, 2011, Goldcorp held cash and cash equivalents of $1,502 million (December 31, 2010 – $556 million; January 1, 2010 – $875 million), of which $89 million (December 31, 2010 – $64 million; January 1, 2010 – $71 million) is held by the Company’s joint ventures and which is not available for use by the Company. At December 31, 2011, the Company had working capital of $2,045 million (excluding working capital of the Company’s joint ventures) (December 31, 2010 – $506 million; January 1, 2010 – $867 million) which the Company defines as current assets less current liabilities.

59    |    GOLDCORP

(In millions of United States dollars, except where noted)

On November 23, 2011, the Company entered into a $2 billion 5 year senior revolving credit facility with a syndicate of 15 lenders. This unsecured floating rate credit facility replaced the Company’s 2007 $1.5 billion revolving credit facility. Amounts drawn incur interest at LIBOR plus 0.875% to 1.750% per annum and undrawn amounts are subject to a 0.08% to 0.30% per annum commitment fee; both fees are dependent on the Company’s debt ratings. All amounts drawn are required to be refinanced or repaid by November 23, 2016. The revolving credit facility, either previous or existing, has not been used during 2011. In April 2010, Barrick, the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo ($414 million – Goldcorp’s share). The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing amount is divided into three tranches consisting of $375 million, $400 million and $260 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375 million tranche bears a fixed coupon rate of 4.02% for the entire fifteen years. The $400 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. During the year ended December 31, 2011, an additional $159 million was drawn for a total amount drawn of $940 million at December 31, 2011 ($376 million – Goldcorp’s share). The remaining $95 million available ($38 million – Goldcorp’s share) is expected to be drawn during 2012.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	At December 31 2011					At December 31 2010	At January 1 2010
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total	Total
Accounts payable and accrued liabilities (a)	$612	$-	$-	$-	$612	$560	$382
Current and non-current derivative liabilities (note 26(a))	65	58	-	-	123	162	11
Debt re-payments (principal portion) (note 23)	-	863	-	-	863	863	879
Interest payments on convertible senior notes (note 23)	17	35	-	-	52	69	89
Capital expenditure commitments	765	-	-	-	765	252	530
Reclamation and closure costs (note 24)	31	30	36	1,257	1,354	1,040	1,080
Minimum rental and lease payments	3	4	4	-	11	10	12
Other	15	5	4	48	72	23	6
	$1,508	$995	$44	$1,305	$3,852	$2,979	$2,989

(a)	Excludes accrued interest on convertible senior notes which is disclosed separately in the above table.

GOLDCORP    |    60

(In millions of United States dollars, except where noted)

At December 31, 2011, the Company had letters of credit outstanding and secured deposits in the amount of $308 million (December 31, 2010 – $308 million; January 1, 2010 – $271 million).

In the opinion of management, the working capital at December 31, 2011, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2012 is $2.6 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, El Morro, Camino Rojo and Pueblo Viejo).

At December 31, 2011, the Company’s committed capital expenditures payable over the next twelve months amounted to $765 million (December 31, 2010 – $252 million; January 1, 2010 – $530 million). Included in the committed capital expenditures at December 31, 2011 are $153 million relating primarily to the in-pit crushing and conveying system for Peñasquito, $73 million relating to the Cerro Negro project, $127 million relating to the Éléonore project, and $12 million relating primarily to the filter plant construction for Marlin.

For the periods beyond 2012, the Company’s cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake, Pueblo Viejo and Cerro Negro.

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos, Guatemalan quetzals and Chilean pesos. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver, copper, lead and zinc production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in non-US dollars relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Company is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss is denominated in a non-US dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense. At December 31, 2011, the Company had $5.6 billion of deferred income tax liabilities, of which $5.1 billion arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis in 2006, and Camino Rojo and Cerro Negro in 2010 and which are denominated in currencies other than the US dollar.

61    |    GOLDCORP

(In millions of United States dollars, except where noted)

The Company is exposed to currency risk through the following financial assets and liabilities and deferred income tax liabilities denominated in currencies other than US dollars:

At December 31, 2011	Cash and cash equivalents	Accounts receivable and other current and non-current assets	Income taxes receivable (payable), current & non-current	Accounts payable and accrued liabilities and non-current liabilities	Deferred income tax liabilities
Canadian dollar	$22	$58	$(116)	$(238)	$(852)
Mexican peso	20	58	(13)	(86)	(2,927)
Argentinean peso	20	55	(17)	(25)	(1,304)
Guatemalan quetzal	5	14	(3)	(27)	(21)
Chilean peso	1	3	-	(16)	-
	$68	$188	$(149)	$(392)	$(5,104)
At December 31, 2010
Canadian dollar	$70	$97	$(62)	$(204)	$(784)
Mexican peso	34	90	(177)	(88)	(2,892)
Argentinean peso	1	33	(47)	(48)	(1,305)
Guatemalan quetzal	5	18	(5)	(18)	(11)
Chilean peso	-	1	-	(3)	-
	$110	$239	$(291)	$(361)	$(4,992)

During the year ended December 31, 2011, the Company recognized a gain of $3 million on foreign exchange (2010 – loss of $1 million). Based on the above net exposures at December 31, 2011, a 10% depreciation or appreciation of the above currencies against the US dollar would result in an approximate $10 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the year ended December 31, 2011, the Company recognized a net foreign exchange loss of $84 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2010 – net gain of $35 million). Based on the above net exposures at December 31, 2011, a 10% depreciation or appreciation of the above currencies against the US dollar would result in an approximate $58 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the year ended December 31, 2011 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms (note 26(a)).

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings, its share of the Pueblo Viejo project financing, cash and cash equivalents and money market investments. At December 31, 2011, the Company’s revolving credit facility is subject to a floating interest rate. In addition, the Primero 5-year Promissory Note and debt component of the Primero Convertible Note are exposed to interest rate risk as a result of the fixed interest rates earned (note 14). The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate paid by the Company during the year ended December 31, 2011 on its revolving credit facility was nil% (2010 – 0.74%). The average interest rate earned by the Company during the year ended December 31, 2011 on its cash and cash equivalents was 0.20%

GOLDCORP    |    62

(In millions of United States dollars, except where noted)

(2010 – 0.20%). A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a nominal increase or decrease in the Company’s after-tax net earnings (2010 – nominal).

Price	risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices.

The Company has a policy not to hedge gold sales. In accordance with the Company’s Risk Management Policy, the Company may hedge up to 50% and 30% of its by-product base metal sales volume over the next fifteen months and subsequent sixteen to twenty-seven months, respectively, to manage its exposure to fluctuations in base metal prices (note 26(a)).

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in a $12 million decrease or increase in the Company’s after-tax net earnings (2010 – $9 million). The Company does not intend to hedge against diesel fuel price fluctuations in Mexico as the government regulates the domestic market. As and when it is determined to be favourable, the Company will enter into hedges against diesel fuel price fluctuations in Canada and the United States. At December 31, 2011, the Company has entered into heating oil contracts to manage its exposure to fuel prices (note 26(a)). Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.

The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity investment, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

27.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are to safeguard its ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents and money market investments as follows:

	At December 31 2011	At December 31 2010	At January 1 2010
Shareholders’ equity	$21,272	$19,553	$14,375
Current debt included in other current liabilities	-	-	17
Long-term debt	737	695	656
	22,009	20,248	15,048
Less: Cash and cash equivalents	(1,502)	(556)	(875)
Money market investments	(272)	-	-
	$20,235	$19,692	$14,173

The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has in

63    |    GOLDCORP

(In millions of United States dollars, except where noted)

place a rigorous planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

At December 31, 2011, the Company expects its capital resources and projected future cash flows from continuing operations to support its normal operating requirements on an ongoing basis and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2011, there was no externally imposed capital requirement to which the Company is subject and with which the Company has not complied.

28.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options

The Company granted 6.0 million stock options to its employees and officers during the year ended December 31, 2011, which vest over a period of 3 years, are exercisable at C$46.76 to C$48.16 per option, expire in 2016, and have a total fair value of $79 million at the date of grant. The Company granted 6.0 million stock options during the year ended December 31, 2010, which vest over a period of 3 years, are exercisable at C$40.79 to C$45.51 per option, expire in 2015 and have a total fair value of $81 million at date of grant. The fair value of stock options granted during the year ended December 31, 2011 was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected life	3 years
Expected volatility	42.7%
Expected dividend yield	<1%
Forfeiture rate	9.0%
Risk-free interest rate	2.0%
Weighted average share price	$49.31
Weighted average fair value per option	$14.49

The expected volatility assumption is based on the historical and implied volatility of Goldcorp’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

GOLDCORP    |    64

(In millions of United States dollars, except where noted)

The following table summarizes the changes in outstanding stock options during the years ended December 31, 2011 and 2010:

	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2010	14,069	$32.16
Granted	5,972	44.48
Exercised	(3,524)	28.24
Forfeited	(824)	38.30
At December 31, 2010	15,693	$37.41
At January 1, 2011	15,693	$37.41
Granted	5,992	48.15
Exercised	(3,486)	34.56
Forfeited	(625)	41.55
At December 31, 2011	17,574	$41.49

During the year ended December 31, 2011, the weighted average share price at the date of exercise was C$50.57 (2010 – C$45.45).

The following table summarizes information about the Company’s stock options outstanding at December 31, 2011:

	Options Outstanding			Options Exercisable
Exercise Prices (C$/option)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$12.55	19	$12.55	0.1	19	$12.55	0.1
$16.87 - $19.23	736	18.51	3.0	736	18.51	3.0
$24.40 - $25.71	641	25.64	5.4	641	25.64	5.4
$28.84 - $31.93	650	31.02	4.5	650	31.02	4.5
$34.39 - $37.82	2,738	35.70	2.4	1,363	35.71	2.4
$39.36 - $40.79	1,996	39.78	1.5	1,944	39.77	1.4
$44.50 - $48.16	10,794	46.46	3.8	1,350	44.51	3.4
	17,574	$41.49	3.4	6,703	$35.29	2.9

(b)	Restricted share units

The Company issued 482,500 RSUs during the year ended December 31, 2011, 31,500 of which vested immediately and 451,000 which vest over 3 years and which have a total fair value of $24 million at the date of issuance (weighted average fair value per RSU – C$49.52). There were 311,500 RSUs issued during the year ended December 31, 2010 with a total fair value of $14 million at the date of issuance, a portion of which vested immediately with the remaining portion vesting over three years. At December 31, 2011 there were 727,500 RSUs outstanding (December 31, 2010 – 478,000; January 1, 2010 – 406,000).

65    |    GOLDCORP

(In millions of United States dollars, except where noted)

(c)	Stock options and restricted share units compensation expense

Total stock options and RSUs vested during the year ended December 31, 2011 and recorded as share-based compensation expense included in corporate administration in the Consolidated Statements of Earnings with a corresponding credit to shareholders’ equity was $93 million (December 31, 2010 - $62 million). During the year ended December 31, 2010, an additional $1 million of share-based compensation expense was capitalized as part of Peñasquito’s development costs.

(d)	Performance share units compensation expense

During the year ended December 31, 2011, the Company issued 277,865 PSUs with a total fair value of $15 million at date of issuance. The fair value of PSUs granted during the year ended December 31, 2011 was calculated as of the date of grant using a binomial pricing model with the following weighted average assumptions:

Expected life	3 years
Expected volatility	24.6%
Expected dividend yield	<1%
Forfeiture rate	9.1%
Risk-free interest rate	3.35%
Weighted average share price	$43.73

Total share-based compensation expense included in corporate administration in the Consolidated Statements of Earnings relating to PSUs for the year ended December 31, 2011 and recorded as liabilities was $7 million (December 31, 2010 – $1 million; January 1, 2010 – $nil).

At December 31, 2011, the carrying amount of PSUs outstanding and included in other non-current liabilities was $7 million (December 31, 2010 – $1 million; January 1, 2010 – $nil). At December 31, 2011, the total intrinsic value of PSUs outstanding and vested was $9 million (December 31, 2010 – $1 million; January 1, 2010 – $nil).

(e)	Employee share purchase plan

During the year ended December 31, 2011, the Company recorded compensation expense of $4 million (2010 – $4 million) in corporate administration in the Consolidated Statements of Earnings, representing the Company’s contributions to the employee share purchase plan measured based on the market price of the underlying shares at the dates of contribution.

(f)	Issued share capital

The Company has an unlimited number of authorized shares and does not reserve shares for issuances in connection with the exercise of stock options and the vesting of restricted share units.

29.	PER SHARE INFORMATION

Net earnings per share from continuing operations were calculated based on the following:

Years ended December 31	2011	2010
Basic net earnings from continuing operations	$1,881	$1,412
Effect of dilutive securities:
Share purchase warrants – change in fair value recognized in earnings during the year	(28)	(2)
Debt component of convertible senior notes – interest expensed during the year, net of tax	-	3
Conversion feature of convertible senior notes – change in fair value recognized in earnings during the year	(49)	1
Diluted net earnings from continuing operations	$1,804	$1,414

GOLDCORP    |    66

(In millions of United States dollars, except where noted)

Net earnings per share were calculated based on the following:

Years ended December 31	2011	2010
Basic net earnings	$1,881	$2,051
Effect of dilutive securities:
Share purchase warrants – change in fair value recognized in earnings during the year	(28)	(2)
Debt component of convertible senior notes – interest expensed during the year, net of tax	-	3
Conversion feature of convertible senior notes – change in fair value recognized in earnings during the year	(49)	1
Diluted net earnings	$1,804	$2,053

Net earnings per share from continuing operations and net earnings per share for the years ended December 31 were calculated based on the following:

(in thousands)	2011	2010
Basic weighted-average number of shares outstanding	804,467	735,337
Effect of dilutive securities:
Stock options	2,412	2,264
Restricted share units	728	478
Share purchase warrants	314	157
Convertible senior notes	17,975	17,975
Diluted weighted-average number of shares outstanding	825,896	756,211

The weighted average number of stock options outstanding during the year ended December 31, 2011 was 16.5 million (2010 – 12.2 million), of which 11.8 million was dilutive (2010 – 10.0 million) and included in the above tables. The effect of the remaining 4.7 million stock options (2010 – 2.2 million) was anti-dilutive because the underlying exercise prices exceeded the average market price of the underlying common shares of C$48.05 (2010 – C$43.13).

During the year ended December 31, 2011, the Company’s share purchase warrants were exercised or expired (note 26(a)(ii)). The effect of 9.2 million share purchase warrants outstanding prior to the date of exercise or expiry for the year ended December 31, 2011 was dilutive and has been included in the above tables. At December 31, 2011, the Company had no outstanding share purchase warrants.

There were 9.2 million share purchase warrants outstanding during the year ended December 31, 2010. The effect of 0.8 million share purchase warrants for the year ended December 31, 2010 was dilutive and has been included in the above tables. The effect of 8.4 million share purchase warrants outstanding for the year ended December 31, 2010 was anti-dilutive because the underlying exercise price exceeded the average market price of the underlying common shares. In the event that these share purchase warrants were dilutive, the computation of diluted net earnings from continuing operations and net earnings for the year ended December 31, 2010 would have included $28 million, representing the total change in fair value of the share purchase warrants recognized in net earnings.

Dividends declared:

During the year ended December 31, 2011, the Company declared and paid to its shareholders dividends of $0.41 per share for total dividends of $330 million (2010 – $0.21 per share for total dividends of $154 million). For the period January 1, 2012 to February 15, 2012, the Company declared dividends payable of $0.09 per share for total dividends of $73 million.

67    |    GOLDCORP

(In millions of United States dollars, except where noted)

30.	NON-CONTROLLING INTERESTS

	El Morro	Terrane	Total
At January 1, 2010	$-	$51	$51
Acquisition of El Morro project (note 7(c))	213	-	213
Share of net earnings (loss)	-	(8)	(8)
Impact of change in ownership interest
Prior to disposition of remaining interest in Terrane (a)	-	53	53
Disposition of remaining interest in Terrane (b)	-	(96)	(96)
	-	(43)	(43)
At December 31, 2010	$213	$-	$213
Share of net earnings (loss)	-	-	-
At December 31, 2011	$213	$-	$213

(a)

On April 16, 2010, Terrane completed a bought-deal financing agreement with a syndicate of underwriters for the sale of 63,637,000 Units which were sold to the public at a price of C$1.10 per Unit for gross proceeds of C$70 million ($70 million). Each Unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of Terrane at a price of C$1.50 per share for a period of 12 months from closing. Concurrent with the issuance of Units to the underwriters, 27,273,000 Units were issued at the same price on a non-brokered private placement basis to Goldcorp for C$30 million ($30 million). These issuances resulted in a decrease to Goldcorp’s interest in Terrane and gave rise to an increase in non-controlling interests of $50 million. An adjustment was made to increase retained earnings directly by $15 million to reflect the difference between the increase in non-controlling interests and the Company’s share of proceeds received. Issuances of common shares resulting from exercises of stock options outstanding during the period from January 1, 2010 to October 20, 2010 also gave rise to an increase in non-controlling interests of $3 million and a decrease of $1 million to retained earnings.

(b)	On October 20, 2010, the Company disposed of its remaining 58.1% interest in Terrane and derecognized the carrying amount of non-controlling interests on the date of disposition (note 11(b)).

31.	SUPPLEMENTAL CASH FLOW INFORMATION

Years ended December 31	2011	2010
Change in operating working capital
Accounts receivable	$(76)	$(161)
Inventories and stockpiled ore	(157)	(62)
Accounts payable and accrued liabilities	(9)	136
Income taxes payable	(59)	157
Other	(25)	1
	$(326)	$71
Acquisitions, net of cash acquired
Cerro Negro project (note 7(a))	$-	$520
Camino Rojo project (note 7(d))	-	286
El Morro project (note 7(c))	-	512
	$-	$1,318

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(In millions of United States dollars, except where noted)

Years ended December 31	2011	2010
Operating activities include the following cash received (paid):
Interest received	$3	$3
Interest paid	(2)	(10)
Income taxes received	53	-
Income taxes paid	(583)	(212)
Investing activities of continuing operations include the following cash received (paid):
Purchases of money market investments	(487)	-
Purchases of available-for-sale securities	(20)	(19)
Net proceeds from the sale of Osisko shares	519	-
Proceeds from the maturity of money-market investments and sale of other securities	216	-
Interest received on Primero Convertible Note	1	-
Investing activities of discontinued operations include the following cash received (paid):
Income taxes paid	(88)	(58)
Principal repayment on Primero Convertible Note	30	-

During the year ended December 31, 2010, the Company recognized certain non-cash investing and financing activities resulting from acquisitions and disposals of mining interests (notes 7 & 8).

	2011	2010
Cash and cash equivalents (a) are comprised of:
Cash	$160	$251
Short-term money market investments	1,342	305
	$1,502	$556

(a)	At December 31, 2011, $89 million (2010 – $64 million) is held by the Company’s joint ventures and is not available for use by the Company.

32.	RELATED PARTY TRANSACTIONS

(a)	Related party transactions

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, its joint ventures (note 3(c)) and key management personnel. Transactions with related parties for goods and services are made on normal commercial terms and are considered to be at arm’s length.

(b)	Compensation of directors and other key management personnel

The remuneration of the Company’s directors and other key management personnel during the years ended December 31 are as follows:

	2011	2010
Short-term employee benefits (i )	$11	$10
Post-employment benefits	1	1
Other long-term benefits	8	4
Share-based compensation	16	16
	$36	$31

(i)	Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.

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(In millions of United States dollars, except where noted)

33.	OTHER COMMITMENTS

Power delivery agreement

On January 21, 2011 (“the effective date”), the Company signed an agreement with a third party for the construction of a power plant by the third party to deliver electricity to the Peñasquito mine for a period of twenty years upon completion of construction expected in 2014, with an option to renew by the Company for three additional five year periods. The agreement may be terminated by either party if certain conditions are not met within twenty-four months of the effective date, including obtaining necessary authorizations, project financing and the notice to proceed with construction. In addition, the Company may terminate the agreement if substantial completion of the construction of the plant is not achieved within forty-two months of receiving notice to proceed with construction. At December 31, 2011, none of the preconditions have been completed. Upon the agreement becoming effective, the Company anticipates accounting for the future purchase of electricity as an embedded lease.

34.	CONTINGENCIES

(a)

The El Morro project was acquired from a subsidiary of New Gold, the entity which acquired the El Morro project from Xstrata Copper Chile S.A. (“Xstrata Copper”), a subsidiary of Xstrata, pursuant to the exercise of the right of first refusal. The right of first refusal came into effect on October 12, 2009 when Barrick entered into an agreement with Xstrata Copper to acquire Xstrata Copper’s 70% interest in the El Morro project, subject to the right of first refusal not being exercised. On January 7, 2010, the New Gold subsidiary delivered notice to Xstrata Copper that it was exercising the right of first refusal. On January 13, 2010, Goldcorp received a statement of claim filed by Barrick in the Ontario Superior Court of Justice, against Goldcorp, New Gold, and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal. Among the relief requested by Barrick is that the El Morro project be held in trust for the benefit of Barrick. As an alternative, Barrick seeks damages. Barrick subsequently filed a motion to amend its claim to add various Xstrata entities as defendants. All parties agreed to have all claims related to Goldcorp’s acquisition of its interest in the El Morro project heard by the Ontario courts, including the Supreme Court of Canada. Evidence regarding liability issues was heard in June 2011 and evidence regarding remedy issues was heard in October 2011. All parties have submitted their written arguments and oral arguments were heard during the week of January 30, 2012. The case was reserved following oral argument, and the matter is now before the trial court for its decision. Goldcorp’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and defended Goldcorp against Barrick’s claim.

(b)

In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project, received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., Miguel De Pena and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an amparo remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action. PVDC requested the Supreme Court in Santo Domingo to change the venue and the 9th Criminal Court of Santo Domingo was appointed to decide on the matter of Fundacion Amigo de Maimon Inc. No other procedure has occurred. As for Miguel De Pena, the Supreme Court annulled the judgment of the trial court of Cotui against PVDC which ordered PVDC to restore possession of Parcel 451-K to Miguel De Pena. The case has been sent to a new trial court for issuance of ruling. Miguel De Pena also initiated litigation against PVDC to collect approximately $2 million and the 9th Criminal Court rejected the claim. Miguel de Pena also filed a criminal action against PVDC for property violation and the Trial Court of Cotui rejected the action. De Pena appealed the decision and the Appellate Court found that the Trial Judge committed procedural mistakes and remanded the action to a new Trial Court where the matter is pending.

GOLDCORP    |    70

(In millions of United States dollars, except where noted)

In November 2011, PVDC filed with the Civil and Commercial Trial Cotui Court against the City Hall of the Municipality of Cotui (“City Hall”): (i) a lawsuit demanding compliance by the terms of the Understanding and Cooperation Agreement executed between PVDC and the City Hall; and (ii) a request for the order of a precautionary measure. Through the above actions, PVDC seeks to compel the City Hall to comply with its obligations under the aforementioned agreement and to suspend PVDC’s obligation to disburse additional funds until the lawsuit mentioned in (i) above is decided by the court.

In December 2011, Maria de la Cruz filed a damage and compensation claim against PVDC, its Directors and the Ministry of Environment. De la Cruz alleges personal and property damages due to environmental contamination and is seeking a compensation of approximately $7 million and remediation of environmental contamination, which includes historic contamination resulting from the operations of the Pueblo Viejo Mine by Rosario Dominicana (a company operated and owned by the Dominican Government) for which PVDC is not responsible in accordance with the Special Lease Agreement executed with the Dominican Government. Maria de la Cruz together with her husband previously filed a similar action against PVDC and its Directors which the Trial Court declared invalid due to procedural reasons. PVDC intends to vigorously defend the action.

(c)

On December 7, 2011, the Inter-American Commission on Human Rights (“IACHR”), notified the Government of Guatemala of its decision to modify the precautionary measures. As modified, the precautionary measures no longer seek to have the Government suspend operations at the Marlin Mine. In 2010, the IACHR, an independent body of the Organization of American States, issued precautionary measures calling on the Government of Guatemala to take action, including suspension of mining activity at Marlin, to protect 18 Mayan communities against alleged environmental and public health concerns related to the mine’s operation. Following the completion of the administrative process mandated by Guatemala’s Mining Law, the Ministry of Energy and Mines (the “Ministry”), on July 8, 2011, issued a resolution declaring that based on the information presented by the agencies of government, the petitioner, the local communities, and Montana Exploradora de Guatemala S.A. de C.V. (“Montana”), a wholly owned subsidiary of Goldcorp and the operator of Marlin, there is no cause for the suspension of operations at Marlin and that Montana has been carrying out mining operations in accordance with the mining law of Guatemala. On July 11, 2011, the Government of Guatemala petitioned the IACHR to declare the precautionary measures without further effect because the government has complied with the measures and because the investigations conducted by the government demonstrate that Marlin has not damaged the environment or health of the communities in the vicinity of the mine.

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(In millions of United States dollars, except where noted)

35.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The IFRS 1 elections and significant accounting policies set out in notes 2 and 3, respectively, have been applied in preparing these consolidated financial statements and selected comparative information presented below. The following tables reconcile the Company’s consolidated balance sheets and statements of earnings and comprehensive income prepared in accordance with Canadian GAAP and as previously reported to those prepared and reported in these consolidated financial statements in accordance with IFRS:

Consolidated balance sheets

At January 1, 2010	Canadian GAAP, previously reported	Income taxes (a)	Convertible notes (b)	Share purchase warrants (c)	Other (d)(e)	IFRS
Assets
Current assets	$1,602	$-	$-	$-	$53	$1,655
Non-current assets	19,347	(461)	-	(173)	(64)	18,649
	$20,949	$(461)	$-	$(173)	$(11)	$20,304
Liabilities
Current liabilities	$735	$-	$-	$-	$(99)	$636
Non-current liabilities	4,670	241	173	72	86	5,242
	5,405	241	173	72	(13)	5,878
Equity
Shareholders’ equity	15,493	(702)	(173)	(245)	2	14,375
Non-controlling interests	51	-	-	-	-	51
	15,544	(702)	(173)	(245)	2	14,426
Total liabilities and equity	$20,949	$(461)	$-	$(173)	$(11)	$20,304

At December 31, 2010	Canadian GAAP, as revised (g)	Income taxes (f)	Convertible notes (f)	Share purchase warrants (f)	Other (f)	IFRS
Assets
Current assets	$1,624	$-	$-	$-	$(46)	$1,578
Non-current assets	26,637	(461)	8	(173)	50	26,061
	$28,261	$(461)	$8	$(173)	$4	$27,639
Liabilities
Current liabilities	$1,040	$-	$-	$42	$(166)	$916
Non-current liabilities	6,814	(194)	186	-	151	6,957
	7,854	(194)	186	42	(15)	7,873
Equity
Shareholders’ equity	20,194	(267)	(178)	(215)	19	19,553
Non-controlling interest	213	-	-	-	-	213
	20,407	(267)	(178)	(215)	19	19,766
Total liabilities and equity	$28,261	$(461)	$8	$(173)	$4	$27,639

GOLDCORP    |    72

(In millions of United States dollars, except where noted)

The following paragraphs explain the key differences between the Company’s accounting policies under IFRS and those under Canadian GAAP and their impacts on the Company’s consolidated balance sheets:

(a)

IAS 12 – Income Taxes (“IAS 12”) requires deferred income taxes to be recognized for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translations of the costs of non-monetary assets and liabilities denominated in foreign currencies (“foreign non-monetary assets and liabilities”). Under Canadian GAAP, these temporary differences are not accounted for. The impact of this difference was a decrease of $675 million in opening retained earnings at January 1, 2010.

In accordance with IAS 12, deferred income taxes are not recognized for temporary differences that arise from differences between the fair values and tax bases of assets acquired in a transaction other than a business combination. Under Canadian GAAP, deferred income taxes are recognized for such temporary differences. In accordance with IAS 12, the Company derecognized the deferred income tax liability recorded on initial recognition of the Gold Eagle Mine Ltd’s assets acquired in February 2008 which resulted in a decrease of $27 million in opening retained earnings at January 1, 2010.

(b)

In accordance with IAS 32, an issuer’s option to settle in cash upon conversion results in the conversion feature of convertible debt being accounted for as an embedded derivative which must be separately accounted for at fair value on initial recognition. The carrying amount of the debt component, on initial recognition, is calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the conversion feature. Transaction costs are allocated to the debt and derivative components in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to the derivative component are expensed, while costs allocated to the debt component are offset against the carrying amount of the liability and included in the determination of the effective interest rate. Subsequent to initial recognition, the derivative component is re-measured at fair value at the end of each reporting period while the debt component is accreted to the face value of the debt using the effective interest method.

The Company has the option to settle in cash upon conversion of the Notes issued on June 5, 2009. Accordingly, the conversion feature of the Notes meets the definition of a derivative which must be accounted for separately from the host debt component. The Company recorded adjustments to (a) reclassify the conversion feature of the Notes from equity to non-current derivative liabilities, (b) re-measure the proceeds allocated to the debt and derivative components on initial recognition, (c) expense the transaction costs allocated to the derivative component, (d) capitalize the transaction costs allocated to the debt component against the carrying amount of the liability and (e) re-measure the derivative component at fair value as at January 1, 2010. The impacts of the adjustments at January 1, 2010 were to increase non-current derivative liabilities by $231 million, decrease long-term debt by $62 million, increase deferred income tax liabilities by $4 million, and decrease equity by $173 million, including a decrease to retained earnings of $17 million (notes 24 & 27(a)(iii)).

(c)

In accordance with IAS 39, share purchase warrants issued with exercise prices denominated in foreign currencies are classified and presented as derivative liabilities and measured at fair value. Under Canadian GAAP, all warrants are presented as equity. At January 1, 2010, the Company had 9.2 million share purchase warrants outstanding with C$ exercise prices included in equity with a carrying amount of $50 million for Canadian GAAP purposes. For IFRS purposes, the carrying amount of these warrants were reclassified from equity to non-current derivative liabilities, re-measured at fair value with the difference between the fair value and amount removed from equity being recognized as an adjustment to opening retained earnings. An opening retained earnings adjustment was also recorded for share purchase warrants previously exercised, calculated as the difference between the fair values of the share purchase warrants on the dates of exercise and the amounts previously recorded in share capital. The accounting for share purchase warrants with C$ exercise prices owned by Silver Wheaton prior to the disposition of the Company’s interest in Silver Wheaton in February 2008 as derivative liabilities measured at fair value resulted in a $275 million increase to the excess consideration received on the disposition which has been accounted for partially as additional gain on disposition

73    |    GOLDCORP

(In millions of United States dollars, except where noted)

of Silver Wheaton shares in February 2008 ($102 million) and as a reduction in the carrying amount of certain mining interests ($173 million). The impacts of the adjustments relating to share purchase warrants were to decrease mining interests by $173 million, increase non-current derivative liabilities by $72 million, decrease share purchase warrants included in equity by $50 million, increase share capital by $762 million and decrease opening retained earnings by $957 million (note 27(a)(ii)).

(d)	In accordance with and as permitted by IFRS 1, the Company made the following adjustments:

(i)

increased cumulative reclamation and closure costs capitalized and included in the carrying amounts of operating mines and development projects at January 1, 2010 by $9 million. Depletion of reclamation and closure costs capitalized and included in the carrying amounts of mining properties and accretion of reclamation and closure cost obligations for periods commencing on or after January 1, 2010 have been calculated based on the adjusted amounts of reclamation and closure cost obligations at January 1, 2010;

(ii)

recognized the cumulative net actuarial gains on the Company’s defined benefit plans which had not yet been recognized under Canadian GAAP in the amount of $3 million in opening retained earnings at January 1, 2010;

(iii)	recognized the $102 million cumulative translation difference from translating the Company’s Canadian operations prior to April 1, 2005 in opening retained earnings at January 1, 2010; and

(iv)

measure an item of property, plant and equipment at fair value using the written-down carrying amount of the Pamour open pit, included in the carrying amount of the Porcupine mining interests, and use that fair value as measured under Canadian GAAP at December 31, 2008, less subsequent depreciation and depletion, as the deemed cost of the Pamour pit on January 1, 2010. As a result of this election, the Company reclassified $19 million from accumulated depreciation, depletion and impairment loss to costs of mining properties at January 1, 2010. The election had no impact on total equity.

(e)

In accordance with IAS 12, the Company reclassified $108 million in deferred income tax liabilities from current to non-current liabilities at January 1, 2010 (December 31, 2010 – $175 million) and $4 million in deferred income tax assets from current to non-current assets (December 31, 2010 – $46 million).

In accordance with IFRS 5 – Non-current Assets Held for Sale (“IFRS 5”), the Company reclassified the carrying amount of the El Limón mining property from non-current assets to current asset held for sale (note 12).

(f)

The significant impacts of IFRS on the Company’s consolidated balance sheet at December 31, 2010 include those described above and those described below in the reconciliation of the Company’s condensed statements of earnings and comprehensive income. In addition, the Company made the following adjustment:

(i)

retrospectively adjusted the carrying amount of the non-controlling interest in El Morro based on the final measurements determined during the fourth quarter of 2010 for assets and liabilities acquired in the El Morro business combination on February 16, 2010. The significant impacts of the retrospective adjustment were to increase mining interests and deferred income tax liabilities by $39 million and $43 million, respectively, and reduce non-controlling interests by $7 million at December 31, 2010.

(g)	As the Company finalized the Andean purchase price allocation during the fourth quarter of 2011, the Company retrospectively adjusted the Canadian GAAP consolidated balance sheet (note 7(a)).

GOLDCORP    |    74

(In millions of United States dollars, except where noted)

Condensed consolidated statements of earnings and comprehensive income

Year ended December 31, 2010	Canadian GAAP, as previously reported	Income taxes (a)	Convertible notes and share purchase warrants (b)(c)	San Dimas discontinued operation (d)	Other (e)	IFRS
Revenues	$3,800	$-	$-	$(62)	$-	$3,738
Mine operating costs	(2,101)	-	-	31	(8)	(2,078)
Earnings from mine operations	1,699	-	-	(31)	(8)	1,660
Share of earnings and losses of associates, net of tax	-	-	-	-	(8)	(8)
Exploration and evaluation costs and corporate administration	(229)	-	-	-	(7)	(236)
Earnings from operations	1,470	-	-	(31)	(23)	1,416
Losses on derivatives, net	(62)	-	29	-	-	(33)
Gains on dispositions of mining interests, net	780	-	-	(373)	-	407
Losses on foreign exchange, net	(355)	354	-	1	-	-
Other	(107)	-	(4)	1	39	(71)
Earnings from continuing operations before taxes	1,726	354	25	(402)	16	1,719
Income taxes	(346)	85	(1)	(48)	3	(307)
Net earnings from continuing operations	1,380	439	24	(450)	19	1,412
Net earnings from discontinued operations	186	(4)	-	450	(1)	631
Net earnings	$1,566	$435	$24	$-	$18	$2,043
Other comprehensive income, net of tax	$323	$-	$-	$-	$-	$323
Total comprehensive income	$1,889	$435	$24	$-	$18	$2,366

The significant impacts of IFRS on the Company’s consolidated statements of earnings and comprehensive income are as follows:

(a)

For the year ended December 31, 2010, the Company reclassified foreign exchange losses on deferred income taxes to deferred income tax recovery adjustments, and recorded a $439 million deferred income tax recovery adjustment to reflect the impact of foreign exchange movements on its foreign non-monetary assets and liabilities in accordance with IAS 12. Additionally, the Company recorded $4 million in current income tax expense relating to intercompany gains which was eliminated under Canadian GAAP for the year ended December 31, 2010.

(b)

For the year ended December 31, 2010, the Company recognized a decrease in net earnings of $5 million to reflect the $1 million increase in fair value of the conversion feature of the Company’s Notes during the period and $4 million additional interest expense on the Notes as a result of accounting for the Company’s Notes using the principles of IAS 32 and IAS 39 as described above.

(c)

For the year ended December 31, 2010, the Company recognized an increase in net earnings of $30 million to reflect the change in fair value of the share purchase warrants outstanding during the year as a result of accounting for the share purchase warrants using the principles of IAS 39 as described above.

75    |    GOLDCORP

(In millions of United States dollars, except where noted)

(d)

In accordance with the criteria under IFRS 5 for classification of a component of the Company that has been disposed of, the Company has presented the results of San Dimas in net earnings from discontinued operations (note 11).

(e)	For the year ended December 31, 2010, the Company:

(i)

capitalized an additional $44 million of borrowing costs incurred (net of tax – $39 million) as part of the costs of mining properties in accordance with IAS 23, which were expensed under Canadian GAAP;

(ii)

increased its provision for reclamation and closure costs by $22 million (net of tax – $16 million) to reflect the re-measurement of the Company’s obligations at the end of each reporting period in accordance with IAS 37; and

(iii)

recorded a provision for constructive obligations in the amount of $7 million (net of tax – $5 million), in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), which were not recognized under Canadian GAAP.

Consolidated Statements of Cash Flows

For IFRS purposes, the Company has presented the cash flows of San Dimas in cash flows from discontinued operations in accordance with IAS 7 – Statement of Cash Flows. In addition, interest incurred that is capitalized and included in the carrying amount of qualifying mining properties has been presented as cash flows from investing activities. As a result, the Company’s cash flows from continuing operations prepared and reported in these consolidated financial statements in accordance with IFRS differ from those prepared in accordance with Canadian GAAP and as previously reported for the year ended December 31, 2010 as follows:

(a)	Net cash provided by operating activities of continuing operations – decreased from $1,787 million to $1,764 million.

(b)	Net cash used in investing activities of continuing operations – increased from $2,249 million to $2,398 million.

GOLDCORP    |    76

HEAD OFFICE

Park Place

Suite 3400 – 666 Burrard Street

Vancouver, BC V6C 2X8

Canada

Telephone:	(604) 696-3000
Fax:	(604) 696-3001
Website:	goldcorp.com

TORONTO OFFICE

Suite 3201 – 130 Adelaide Street West

Toronto, ON M5H 3P5

Canada

Telephone:	(416) 865-0326
Fax:	(416) 359-9787

RENO OFFICE

Suite 310 – 5190 Neil Road

Reno, NV 89502

United States

Telephone:	(775) 827-4600
Fax:	(775) 827-5044

MEXICO OFFICE

Paseo de las Palmas 425 - 15

Lomas de Chapultepec

11000 Mexico, D.F.

Telephone:	52 (55) 5200-9600

STOCK EXCHANGE LISTING

Toronto Stock Exchange: G

New York Stock Exchange: GG

TRANSFER AGENT

CIBC Mellon Trust Company

Suite 1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Canada

Toll free in Canada and the US:
(800) 387-0825
Outside of Canada and the US:
(416) 643-5500
Email:	inquiries@cibcmellon.com

INVESTOR RELATIONS

Jeff Wilhoit

Vice President, Investor Relations

Toll free:	(800) 567-6223
Email:	info@goldcorp.com

AUDITORS

Deloitte & Touche LLP

Vancouver, BC

77    |    GOLDCORP